SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)




                               EDT Learning, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  26841E 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Russell Cleveland
                           8080 N. Central Expressway
                                Suite 210, LB-50
                                Dallas, TX 75206
                                  214-891-8294
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 29, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


                               (Page 1 of 9 Pages)

CUSIP No. 26841E 10                    13D                     Page 2 of 9 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Renaissance Capital Growth & Income Fund III, Inc.               75-2533518
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    1,031,600
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,031,600
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,031,600
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        6.83%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IV
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26841E 10                    13D                     Page 3 of 9 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Renaissance US Growth and Income Trust PLC                   None - Foreign
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United Kingdom
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    1,000,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,000,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,000,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        6.62%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IV
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26841E 10                    13D                     Page 4 of 9 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     BFS US Special Opportunities Trust PLC                       None - Foreign
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United Kingdom
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    1,200,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,200,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,200,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        7.95%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IV
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.2684E 10 7                    13D                     Page 5 of 9 Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     This statement relates to the Common Stock ("Common Shares") of EDT Learning, Inc. (the "Company" or "EDT Learning"). The principal executive offices of the Company are located at 2999 North 44th Street, Suite 650, Phoenix, Arizona 85018.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This Statement is filed by Renaissance Capital Growth & Income Fund III, Inc. ("Renaissance III"), Renaissance US Growth & Income Trust PLC ("Renaissance PLC"); and BFS US Special Opportunities Trust PLC ("BFS US") (collectively the "Reporting Persons").

     Renaissance Capital Group, Inc., a Dallas, Texas, firm that is registered as an Investment Adviser under the Investment Adviser Act of 1940, is the Investment Adviser for Renaissance III, the Investment Manager for Renaissance PLC, and the Investment Adviser for BFS US.

     Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Attachment 1 attached hereto and incorporated herein by reference.

     (b) Renaissance III is a business development company regulated under the Investment Company Act of 1940, as amended, and organized under the laws of the State of Texas, with its principal business and principal office at 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     Renaissance PLC is an investment trust organized under the laws of England and Wales. Its address in the United States is c/o Renaissance Capital Group, Inc., Investment Manager, 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     BFS US is an investment trust organized under the laws of England and Wales. Its address in the United States is c/o Renaissance Capital Group, Inc., Investment Adviser, 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     The business addresses of the directors and executive officers of the Reporting Persons are set forth on Attachment 1 to this Statement and incorporated herein by reference.

     (c) Renaissance III and Renaissance PLC are engaged in the business of investing principally in emerging or undervalued U.S. public companies. BFS US was organized to carry on the business of an investment trust company and to undertake all kinds of trust and agency business, including but not limited to investing in emerging or undervalued U.S. public companies.

     (d) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

CUSIP No. 22 527P 10 2                 13D                     Page 6 of 9 Pages

     (e) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All persons named on Attachment 1 to this Statement are citizens of the United States or the United Kingdom. All of the directors and executive officers of Renaissance III are citizens of the United States. All of the directors of Renaissance PLC and BFS US are citizens of the United Kingdom, except for Russell Cleveland and C. A. Rundell, Jr., who are citizens of the United States.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The total amount of funds required by Renaissance III to acquire the securities reported in Item 5(a) was $516,590. The source of such funds was capital of Renaissance III.

     The total amount of funds required by Renaissance PLC to acquire the securities reported in Item 5(a) was $500,000. The source of such funds was capital of Renaissance PLC.

     The total amount of funds required by BFS US to acquire the securities reported in Item 5(a) was $707,000. The source of such funds was capital of BFS US.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons each acquired beneficial ownership of the Common Stock reported in Item 5(a) both in the ordinary course of business for investment purposes.

     None of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change, or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) Under SEC rules and as of the date of this filing, Renaissance III beneficially owns 1,031,600 Common Shares, Renaissance PLC beneficially owns 1,000,000 Common Shares, and BFS US beneficially owns 1,200,000 Common Shares. The Reporting Persons beneficially own 3,231,600 Common Shares computed on a fully converted basis.

     Based upon information filed with the Securities and Exchange Commission, the Common Shares beneficially owned by Renaissance III, Renaissance PLC, BFS US and together represent approximately 6.83%, 6.62%, 7.95% and 18.90%, respectively, of the outstanding Common Stock of the Company. The foregoing percentages are calculated based on the 14,101,855 shares of the Company's Common Stock outstanding as of February 11, 2002, as reported in the Company's most recently filed Form 10-Q for the quarter ended December 31, 2001.

     Renaissance III, Renaissance PLC, and BFS US disclaim that they are members of a group for purposes of Regulation 13D.

CUSIP No. 22 527P 10 2              13D                        Page 7 of 9 Pages

     The Common Shares beneficially owned by Renaissance III are comprised of 31,600 shares of Common Stock purchased on November 1, 2001, in the open market at a cost of $0.525 per share, 500,000 shares of Common Stock issuable upon the conversion of a 12% Convertible Subordinated Note dated March 29, 2002, and 500,000 shares of Common Stock issuable upon the exercise of warrants. The Convertible Subordinated Note and the Warrant are described in Item 6.

     Renaissance PLC is deemed the beneficial owner of Common Shares comprised of 500,000 shares of Common Stock issuable upon the conversion of a 12% Convertible Subordinated Note dated March 29, 2002, and 500,000 shares of Common Stock issuable upon the exercise of warrants. These securities are described in
Item 6.

     BFS US is deemed the beneficial owner of Common Shares comprised of 500,000 shares of Common Stock issuable upon the conversion of a 12% Convertible Subordinated Note dated March 29, 2002, and 500,000 shares of Common Stock issuable upon the exercise of warrants. These securities are described in Item
6. In addition, on March 28, 2002, BFS US purchased 200,000 shares of Common Stock in the open market at a cost of $1.035 per share.

     (b) Number of shares as to which Renaissance III has:
         (i)      Sole power to vote or to direct the vote
                  1,031,600
         (ii)     Shared power to vote or to direct the vote
                  None
         (iii)    Sole power to dispose or to direct the disposition of
                  1,061,600
         (iv) Shared power to dispose or to direct the disposition of None

         Number of shares as to which Renaissance PLC has:
         (i)      Sole power to vote or to direct the vote
                  1,000,000
         (ii)     Shared power to vote or to direct the vote
                  None
         (iii)    Sole power to dispose or to direct the disposition of
                  1,000,000
         (iv) Shared power to dispose or to direct the disposition of None

         Number of shares as to which BFS US has:
         (i)      Sole power to vote or to direct the vote
                  1,200,000
         (ii)     Shared power to vote or to direct the vote
                  None
         (iii)    Sole power to dispose or to direct the disposition of
                  1,200,000
         (iv) Shared power to dispose or to direct the disposition of None

     (c) Except as otherwise provided in this filing, none of the Reporting Persons or their affiliates have effected any transactions in the Common Stock of Creative Host during the past 60 days.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

     (e) Not applicable.

CUSIP No. 22 527P 10 2                 13D                     Page 8 of 9 Pages

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On March 29, 2002, Renaissance III purchased a $500,000, ten-year, 12% Convertible Redeemable Subordinated Note ("the Renaissance III Note"). Interest on the Renaissance Note shall be due and payable at the end of each calendar quarter following the date of the Renaissance Note. The principal, together with all accrued but unpaid interest, shall mature and be due and payable on March 29, 2012. Renaissance III may elect to convert the Renaissance Note at any time subsequent to 60 (sixty) days after the date of the Renaissance Note and prior to maturity. The principal portion of the Renaissance Note will convert into duly authorized, validly issued, fully paid, and nonassessable shares of Common Stock at a price of $1.00 or at any subsequently adjusted conversion price. In connection with such conversion, no fractions of shares of Common Stock shall be issued, but the Company shall pay a cash adjustment in lieu of such fractional share. Upon conversion, Renaissance III shall be entitled to receive by cash payment only any interest that was accrued but unpaid prior to such conversion.

     Also on March 29, 2002, and as part of the same private placement, Renaissance III purchased a warrant to purchase 500,000 shares of Common Stock ("the Renaissance III Warrant"). The Renaissance III Warrant may be exercised at any time after the date of issue up to and including the third anniversary of the date of the Renaissance Warrant at an exercise price of $3.00 per share.

     On March 29, 2002, Renaissance US purchased a $500,000, ten-year, 12% Convertible Redeemable Subordinated Note ("the Renaissance US Note"). Interest on the Renaissance US Note shall be due and payable at the end of each calendar quarter following the date of the Renaissance US Note. The principal, together with all accrued but unpaid interest, shall mature and be due and payable on March 29, 2012. Renaissance US may elect to convert the Renaissance US Note at any time subsequent to 60 (sixty) days after the date of the Renaissance US Note and prior to maturity. The principal portion of the Renaissance US Note will convert into duly authorized, validly issued, fully paid, and nonassessable shares of Common Stock at a price of $1.00 or at any subsequently adjusted conversion price. In connection with such conversion, no fractions of shares of Common Stock shall be issued, but the Company shall pay a cash adjustment in lieu of such fractional share. Upon conversion, Renaissance US shall be entitled to receive by cash payment only any interest that was accrued but unpaid prior to such conversion.

     Also on March 29, 2002, and as part of the same private placement, Renaissance US purchased a warrant to purchase 500,000 shares of Common Stock ("the Renaissance US Warrant"). The Renaissance US Warrant may be exercised at any time after the date of issue up to and including the third anniversary of the date of the Renaissance US Warrant at an exercise price of $3.00 per share.

     On March 29, 2002, BFS US purchased a $500,000, ten-year, 12% Convertible Redeemable Subordinated Note ("the BFS US Note"). Interest on the BFS US Note shall be due and payable at the end of each calendar quarter following the date of the Renaissance Note. The principal, together with all accrued but unpaid interest, shall mature and be due and payable on March 29, 2012. BFS US may elect to convert the Renaissance Note at any time subsequent to 60 (sixty) days after the date of the Renaissance Note and prior to maturity. The principal portion of the BFS US Note will convert into duly authorized, validly issued, fully paid, and nonassessable shares of Common Stock at a price of $1.00 or at any subsequently adjusted conversion price. In connection with such conversion, no fractions of shares of Common Stock shall be issued, but the Company shall pay a cash adjustment in lieu of such fractional share. Upon conversion, BFS US shall be entitled to receive by cash payment only any interest that was accrued but unpaid prior to such conversion.

     Also on March 29, 2002, and as part of the same private placement, BFS US purchased a warrant to purchase 500,000 shares of Common Stock ("the BFS US Warrant"). The BFS US Warrant may be exercised at any time after the date of issue up to and including the third anniversary of the date of the Renaissance Warrant at an exercise price of $3.00 per share.

CUSIP No.2684E 10 7                    13D                     Page 9 of 9 Pages
--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1         Joint Filing Agreement Pursuant to Rule 13d-1(k)

         Exhibit 2         Renaissance III Note

         Exhibit 3         Renaissance III Warrant

         Exhibit 4         Renaissance PLC Note

         Exhibit 5         Renaissance PLC Warrant

         Exhibit 6         BFS US Note

         Exhibit 7         BFS US Warrant

--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     April 22, 2002
                                                         (Date)

                           Renaissance Capital Growth & Income Fund III, Inc.



                              /S/ Russell Cleveland
                                        (Signature)
                                Russell Cleveland
                                        President and Chief Executive Officer
                                        (Name/Title)

                           Renaissance US Growth and Income Trust PLC



                              /S/ Russell Cleveland
                                        (Signature)
                                Russell Cleveland
                                        Director


                           BFS US Special Opportunities Trust PLC



                              /S/ Russell Cleveland
                                        (Signature)
                                Russell Cleveland
                                        Director



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                  ATTACHMENT 1

     The name. business address. and principal occupation of the directors and executive officers of Renaissance III are as follows:

DIRECTORS
                                                                 Principal
Name                     Business Address                        Occupation

Edward O. Boshell, Jr.   c/o Renaissance Capital Group,          Director
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
Russell Cleveland        c/o Renaissance Capital Group, Inc.     Director
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
Peter Collins            c/o Renaissance Capital Group, Inc.     Director
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
Ernest C. Hill           c/o Renaissance Capital Group, Inc.     Director
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
Charles C. Pierce, Jr.   c/o Renaissance Capital Group, Inc.     Director
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
OFFICERS

Russell Cleveland        c/o Renaissance Capital Group, Inc.     President and
                         8080 North Central Expressway           Chief Executive
                         Suite 210, LB-59                        Officer
                         Dallas, TX  75206-1857
John A. Schmit           c/o Renaissance Capital Group, Inc.     Vice President
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
Robert C. Pearson        c/o Renaissance Capital Group, Inc.     Vice President
                         8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
Barbara A. Butschek      c/o Renaissance Capital Group, Inc.     Secretary and
                     8080 North Central Expressway Treasurer
                                Suite 210, LB-59
                         Dallas, TX  75206-1857

     The name, business address, and principal occupation of the directors and executive officers of Renaissance PLC are as follows:

DIRECTORS
                                                                      Principal
Name                          Business Address                        Occupation

Michael B. Cannan             c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB
Russell Cleveland             c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB
Ernest J. Fenton              c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB
Lord Mark Fitzalan Howard OBE c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB
C. A. Rundell, Jr.            c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB
William W. Vanderfelt         c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB

OFFICERS

None

     The name. business address. and principal occupation of the directors and executive officers of BFS US are as follows:

DIRECTORS
                                                                      Principal
Name                          Business Address                        Occupation

Lord Lang of Monkton          c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB
Russell Cleveland             c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB
Ernest John Fenton            c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB
Anthony Arthur Reid           c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB
William Weeks Vanderfelt      c/o Sinclair Henderson Limited          Director
                              23 Cathedral Yard
                              Exeter EX11HB

OFFICERS

None

                                                                       EXHIBIT 1

                JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

                           RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.




                            By:     _________________________________________
                          Name:     Russell Cleveland
                  Title: President and Chief Executive Officer


                           RENAISSANCE US GROWTH & INCOME TRUST PLC




                            By:     _________________________________________
                          Name:     Russell Cleveland
                         Title:     Director


                           BFS US SPECIAL OPPORTUNITIES TRUST PLC



                            By:     __________________________________
                          Name:     Russell Cleveland
                         Title:     Director

                                                                       EXHIBIT 2


THIS CONVERTIBLE REDEEMABLE SUBORDINATED NOTE (AND THE SHARES OF COMMON STOCK OF MAKER ACQUIRABLE UPON CONVERSION) HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES ACT. THIS CONVERTIBLE REDEEMABLE SUBORDINATED NOTE (AND THE SHARES OF COMMON STOCK OF MAKER ACQUIRABLE UPON CONVERSION) MUST BE HELD INDEFINITELY AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS MAKER RECEIVES AN OPINION OF COUNSEL, OR OTHER EVIDENCE, REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACTS.

THE TRANSFER OF THIS CONVERTIBLE REDEEMABLE SUBORDINATED NOTE (AND THE SHARES OF COMMON STOCK OF MAKER ACQUIRABLE UPON CONVERSION) IS SUBJECT TO RESTRICTIONS AS PROVIDED IN THIS CONVERTIBLE REDEEMABLE SUBORDINATED NOTE.


                    CONVERTIBLE REDEEMABLE SUBORDINATED NOTE

$500,000                                                        March 29, 2002

     FOR VALUE RECEIVED, the undersigned, EDT Learning, Inc., a Delaware corporation ("Maker"), hereby promises to pay to the order of the Frost National Bank FBO, Renaissance Capital Growth & Income Fund III, Inc., Trust No. W00740000 ("Payee"), at Frost National Bank, Attn: Henri Domingues T-8, 100 W. Houston St., San Antonio, TX 78205, or such other place as Payee may from time to time direct Maker in writing, the principal sum of Five Hundred Thousand and 00/100 Dollars ($500,000), together with interest thereon which shall accrue at the rate of twelve percent (12.0%) per annum. Accrued interest shall be due and payable at the end of each calendar quarter following the date of this Convertible Redeemable Subordinated Note (the "Convertible Note") until the principal hereof is paid in full or converted into shares of the common stock of Maker, par value $0.001 per share ("Common Stock"), as herein provided. The principal, together with all accrued but unpaid interest hereon, shall mature and be due and payable on March 31, 2012. Except as otherwise set forth in
Section 8, Maker shall have no right to prepay this Convertible Note prior to the date that this Convertible Note matures as set forth above. All payments on this Convertible Note shall be due and payable in lawful currency of the United States of America.

     This Convertible Note is one of several Convertible Redeemable Subordinated Notes dated of even date herewith and issued by Maker (collectively, the "Convertible Notes") as part of an offering of 60 (subject to increase to 110) units (the "Units") that was conducted by Maker and Murphy & Durieu, the placement agent for the offering, on a best efforts basis. Each Unit consists of one (1) Convertible Note and one (1) Warrant exercisable for 50,000 shares of Common Stock (collectively, the "Warrants").

     1. Conversion. Payee or the then current holder of this Convertible Note may elect to convert this Convertible Note (in whole but not in part) at any time following the date that is sixty (60) days following the date of this Note and prior to maturity. The principal portion of this Convertible Note will convert into duly authorized, validly issued, fully paid and nonassessable shares of Common Stock (the "Underlying Shares"). The conversion price for such conversion shall be a price per share equal to $1.00, or, in case an adjustment in the conversion price has taken place pursuant to the provisions hereof, at the then applicable conversion price as so adjusted (such price as in effect from time to time being referred to herein as the "Conversion Price"). Upon conversion, Payee (or the then current holder of this Convertible Note) shall be obligated to deliver to Maker (i) this Convertible Note for cancellation and
(ii) written notice of the intent of Payee (or the then current holder of this Convertible Note) to convert this Note. Within fifteen (15) days after the giving of such notice, Maker shall issue the appropriate number of Underlying
Shares in accordance with the Conversion Price and deliver to Payee a certificate or certificates therefor, registered in its name, representing such Underlying Shares against delivery to Maker of this Convertible Note marked "paid in full." Payee shall represent in writing to Maker prior to the receipt of the Underlying Shares that such Underlying Shares will be acquired by it for investment only and not for resale or with a view to the distribution thereof, and shall agree that any certificates representing the Underlying Shares may bear a legend, conspicuously noting such restriction, as Maker shall deem reasonably necessary or desirable to enable it to comply with any applicable federal or state laws or regulations.

     Upon conversion of this Convertible Note, the holder hereof shall not be entitled to receive any unaccumulated or unaccrued interest, provided that such holder shall be entitled to receive (by cash payment only) any interest on such portion that accrued prior to such conversion and remained unpaid. In connection with the conversion of this Convertible Note, no fractions of shares of Common Stock shall be issued, but Maker shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fraction of a share multiplied by the Conversion Price.

     2. Antidilution Adjustments. The Conversion Price in effect an any time shall be subject to adjustment as follows:

          (a) In case Maker shall pay or make a dividend or other distribution on any class of capital stock of Maker in shares of Common Stock, the Conversion Price in effect at the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such dividend or other distribution shall be reduced by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination and the denominator of which shall be the sum of such number of shares and the total number of shares constituting such dividend or other distribution, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination.

          (b) In case Maker shall issue rights or warrants to all holders of its shares of Common Stock entitling them to subscribe for or purchase Common Stock at a price per share less than the Fair Value (as defined below) per share of the Common Stock on the date fixed for the determination of stockholders entitled to receive such rights or warrants, the Conversion Price in effect at the opening of business on the day following the date fixed for such determination shall be reduced to the amount determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination, plus the number of shares of Common Stock which the aggregate of the offering price of the total number of shares of Common Stock so offered for subscription or purchase would purchase if purchased at Fair Value, and the denominator of which shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination, plus the number of shares of Common Stock so offered for subscription or purchase, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination.

          (c) In case the outstanding shares of Common Stock shall be subdivided into a greater number of shares, the Conversion Price in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately reduced, and, conversely, in case the outstanding shares of Common Stock shall be combined into smaller number of shares, the Conversion Price in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately increased, such reduction or increase, as the case may be, to become effective immediately upon the opening of business on the day following the day upon which such subdivision or combination becomes effective.

          (d) In case Maker shall, by dividend or otherwise, distribute to all holders of shares of Common Stock evidences of indebtedness or assets (including securities, but excluding any rights or warrants referred to above, any dividend or distribution paid in cash out of the earned surplus of Maker and any dividend or distribution referred to above), the Conversion Price shall be adjusted so that the same shall equal the price determined by multiplying the Conversion Price in effect immediately prior to the close of business on the date fixed for the determination of stockholders entitled to receive such distribution by a fraction, the numerator of which shall be the Fair Value per share of the Common Stock on the date fixed for such determination less the Fair Value of the portion of the assets or evidences of indebtedness so distributed allocable to one share of Common Stock and the denominator of which shall be such Fair Value per share of the Common Stock on the date fixed for such determination, such adjustment to become effective immediately prior to the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such distribution.

          (e) In case the Common Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or a stock dividend described above, or a consolidation, merger or sale of assets described below), then and in each such event the Payee (or the then current holder of this Convertible
     Note) shall have the right thereafter to convert this Convertible Note into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, by holders of the number of shares of Common Stock into which this Convertible Note might have been converted immediately prior to such reorganization, reclassification or change.

          (f) No adjustment in the Conversion Price shall be required unless such adjustment (plus any adjustments not previously made by reason of this paragraph (f)) would require an increase or decrease of at least 1% in such price; provided, however, that any adjustments which, by reason of this paragraph (f), are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2 shall be made to the nearest dollar.

          (g) Whenever the Conversion Price is adjusted as provided in this Convertible Note and upon the request of Payee (or the then current holder of this Convertible Note), Maker shall prepare an Officer's Certificate setting forth the adjusted Conversion Price and showing in reasonable detail the facts upon which such adjustment is based and the computation thereof, and such certificate shall promptly be forwarded to the Payee (or the then current holder of this Convertible Note).

          (h) Maker shall at all times reserve and keep available, free from preemptive rights, out of its authorized shares of Common Stock, for the purpose of effecting the conversion of the Convertible Notes, the full number of shares of Common Stock then issuable upon the conversion of all outstanding Convertible Notes and shall take all action necessary so that shares of Common Stock so issued will be validly issued, fully paid and nonassessable.

          (i) Maker will pay any and all stamp or similar taxes that may be payable in respect of the issuance or delivery of shares of Common Stock on conversion of this Convertible Note. Maker shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that of the Payee, and no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to Maker the amount of any such tax, or has established to the satisfaction of Maker that such tax has been paid.

          (j) Maker agrees that in case of any consolidation of Maker with, or merger of Maker into, any other corporation, or in case of any merger of another corporation into Maker (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock of Maker), or in case of any sale or transfer of all or substantially all of the assets of Maker, Maker shall require the corporation formed by such consolidation or resulting from such merger or which acquires such assets, as the case may be, to execute and deliver to the Payee (or the then current holder of this Convertible
     Note) an agreement providing that the Payee (or the then current holder of this Convertible Note) shall have the right thereafter to convert this Convertible Note into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock of Maker into which this Convertible Note might have been converted immediately prior to such consolidation, merger, sale or transfer. Such agreement shall provide for adjustments which, for events subsequent to the effective date of such consolidation, merger, sale or transfer, shall be as nearly equivalent as may be practicable to the adjustments provided for herein. The above provisions of this Convertible Note shall similarly apply to successive consolidations, mergers, sales or transfers.

          (k) "Fair Value" of the Common Stock shall be determined from time to time in good faith by the Board of Directors of Maker; provided, however, that if the Common Stock is then traded on the American Stock Exchange (or, if no longer traded on the American Stock Exchange, another national exchange or the NASDAQ Stock Market), then the Fair Value of the Common Stock shall be deemed to be equal to the average quoted closing price of the Common Stock over the five trading days prior to the date of determination. Any valuation made pursuant hereto will be binding upon Maker and all holders of Convertible Notes and their successors and assigns.

          (l) Except as otherwise explicitly set forth in this Section 2, there shall be no antidilution or other adjustments to the Conversion Price.

     3. Events of Default and Remedies. At the option of Payee (or the then current holder of this Convertible Note), the entire amount of the unpaid balance of this Convertible Note, shall immediately become due and payable upon the occurrence of one or more of the following events of default ("Events of Default"):

          (a) Failure of Maker to make any payment on this Convertible Note as and when the same becomes due and payable in accordance with the terms hereof, and such failure continues for a period of thirty (30) days after the receipt by Maker of written notice from Payee (or the then current holder of this Convertible Note) of the occurrence of such failure; or

          (b) Maker shall (i) voluntarily seek, consent to or acquiesce in the benefit or benefits of any Debtor Relief Law (as hereinafter defined) or
     (ii) become party to (or be made the subject of) any proceeding provided by any Debtor Relief Law, other than as a creditor or claimant, that could suspend or otherwise adversely affect the rights of Payee (or the then current holder of this Convertible Note) granted hereunder (unless in the event such proceeding is involuntary, the petition instituting the same is dismissed within 120 days of the filing of same). As used herein, the term "Debtor Relief Law" means the Bankruptcy Code of the United States of
                                        5

     America and all other applicable liquidation, conservatorship, bankruptcy, moratorium, rearrangement, receivership, insolvency, reorganization or similar debtor relief laws from time to time in effect affecting the rights of creditors generally.

     In the event any one or more of the Events of Default specified above shall have occurred, the holder of this Convertible Note may proceed to protect and enforce its rights either by suit in equity or by action at law, or by other appropriate proceedings, whether for the specific performance of any covenant or agreement contained in this Convertible Note or in aid of the exercise of any power or right granted by this Convertible Note, or to enforce any other legal or equitable right of the holder of this Convertible Note.

     4. Successors and Assigns. All of the covenants, stipulations, promises and agreements in this Convertible Note made by or on behalf of Maker shall bind its successors and assigns, whether so expressed or not; provided, however, that Maker may not, without the prior written consent of Payee (or the then current holder of this Convertible Note), assign any of its rights, powers, duties or obligations under this Convertible Note.

     5. Maximum Interest. Regardless of any provision contained herein, Maker shall never be required to pay and the holder hereof shall never be entitled to receive, collect or apply as interest hereon, any amount in excess of the highest lawful interest rate permitted under applicable law, and in the event the holder hereof receives, collects or applies, as interest, any such excess, such amounts which would be excessive interest shall be deemed a partial prepayment of principal and treated hereunder as such for all purposes; and, if the principal hereof is paid in full, any remaining excess shall be refunded to Maker. In determining whether or not the interest paid or payable, under any specific contingency, exceeds the highest lawful interest rate, Maker and the holder hereof shall, to the maximum extent permitted under applicable law (a) characterize any nonprincipal payment as an expense, fee or premium rather than as interest, (b) exclude prepayments and the effects thereof, and (c) pro rate, allocate and spread the total amount of interest throughout the entire contemplated term hereof; provided that if the indebtedness evidenced hereby is paid and performed in full prior to the end of the full contemplated term hereof, and if the interest received for the actual period of existence thereof exceeds the highest lawful interest rate, the holder hereof shall either apply as principal reduction or refund to Maker the amount of such excess, and in such event, the holder hereof shall not be subject to any penalties provided by any laws for contracting for, charging or receiving interest in excess of the highest lawful interest rate.

     6. Restrictions on Transferability. By taking this Convertible Note, Payee acknowledges that (a) this Convertible Note (and the shares of Common Stock of Maker acquirable upon conversion) has been acquired for investment and has not been registered under the Securities Act of 1933, as amended (the "Securities Act") or any state securities act and (b) this Convertible Note (and the shares of Common Stock of Maker acquirable upon conversion) must be held indefinitely unless (i) subsequent disposition thereof is registered under the Securities Act and all applicable state securities laws or (ii) an exemption from such registration is available and Maker receives an opinion of counsel, or other evidence, reasonably satisfactory to Maker stating that such disposition is made in compliance with an exemption from such registration, and prospectus delivery requirements.

     7. Subordination. To the extent and in the manner hereinafter set forth in this Section 7, the indebtedness represented by this Convertible Note and any renewals or extensions thereof shall at all times be wholly subordinate and junior in right of payment to the prior payment in full of any and all Senior Indebtedness.

          (a) Senior Indebtedness. "Senior Indebtedness" means the principal of, premium, if any, and unpaid interest (including without limitation any interest accruing from and after the date of any filing made in respect of Maker or any of its Subsidiaries pursuant to Chapter 11 of Title 11 of the U.S. Code, whether or not a claim for such interest would be recognized or allowed in such proceeding) on the following, whether outstanding at the date hereof or thereafter incurred or created: (i) Indebtedness of Maker for money borrowed (including purchase-money obligations), evidenced by notes or other written obligations, (ii) Indebtedness of Maker evidenced by notes, debentures, bonds or other securities issued under the provisions of an indenture or similar instrument, (iii) obligations of Maker as lessee under capital leases and under leases of property made as part of any sale and leaseback transactions, (iv) any Hedging Transactions, (v) Indebtedness of others of any of the kinds described in the preceding clauses (i) through (iv) assumed or guaranteed by Maker and (vi) renewals, extensions and refundings of, and Indebtedness and obligations of a successor person issued in exchange for or in replacement of, Indebtedness or obligations of the kinds described in the preceding clauses (i) through (v); provided, however, that the following shall not constitute Senior Indebtedness: (A) any Indebtedness or obligation as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such Indebtedness or obligation is subordinate in right of payment to all other Indebtedness of Maker not expressly subordinated to such Indebtedness or obligation; (B) any Indebtedness or obligation which by its terms refers explicitly to the Convertible Notes and states that such Indebtedness or obligation shall not be senior in right of payment thereto; (C) any Indebtedness or obligation of Maker in respect of the Convertible Notes; (D) Indebtedness or other obligations of Maker to any stockholder, director, officer or employee of Maker or any of its Subsidiaries; and (E) Indebtedness guaranteed by Maker on behalf of any stockholder, director, officer or employee of Maker or any of its Subsidiaries.

          (b) Payment Over of Proceeds Upon Dissolution, Etc. In the event of any liquidation of Maker or of any execution, sale, receivership, insolvency, bankruptcy, readjustment, reorganization, marshaling of assets and liabilities, assignment for the benefit of creditors or other similar proceeding relative to Maker or its property (a "Creditors' Proceeding"), all principal and interest owing on all Senior Indebtedness shall first be paid in full before any payment is made upon the indebtedness evidenced by the Convertible Notes, and in any such event any payment or distribution of any kind or character, whether in cash, property or securities (other than in securities or other evidences of indebtedness, the payment of which is subordinated to the payment of all Senior Indebtedness that may at the time be outstanding) that shall be made upon or in respect of the Convertible Notes shall be paid over to the holders of such Senior Indebtedness, for application in payment thereof in accordance with the priorities then existing among such holders unless and until such Senior Indebtedness shall have been paid or satisfied in full.

          (c) No Payment When Senior Indebtedness in Default

                    (i) Upon the failure to pay (beyond any  applicable  cure or grace periods) any installment of principal, premium, interest, fees or any other amounts owing on any Senior Indebtedness when the same becomes due and payable, including without limitation a declaration that such principal amount of Senior Indebtedness has been declared to be due and payable prior to its maturity (a "Payment Default"), no payment of principal, premium (if any), interest or other amounts owing shall be made on the Convertible Notes or on account of the purchase or other acquisition of Convertible Notes unless and until (i) such default shall have been cured or expressly waived or shall have ceased to exist or
               (ii) adequate provision has been made for the payment of such Senior Indebtedness in a manner satisfactory to the holders of at least 25% of the then outstanding amount of such Senior Indebtedness.

                    (ii) Upon the  occurrence  of any  default  with  respect to
               Senior Indebtedness (other than a Payment Default), which default would permit the holders of such Senior Indebtedness to cause such Senior Indebtedness to become due prior to its stated maturity (a "Nonpayment Default"), upon written notice thereof given to Maker and the holder of this Convertible Note by any holders of any Senior Indebtedness ("Payment Notice"), then, unless and until such Nonpayment Default shall have been cured or waived or shall cease to exist, no payment (other than in capital stock or evidences of Indebtedness, the payment of which is subordinated to the payment of all Senior Indebtedness, to the same extent as the Convertible Notes, that may at the time be outstanding) shall be made by Maker in respect of the Convertible Notes or to acquire any of the Convertible Notes; provided, however, that this paragraph (ii) shall not prevent the making of any payment (x) which is made 180 days or more after the Payment Notice shall have been given or (y) if earlier, after the date on which such Senior Indebtedness shall have been paid in full in cash or in any other manner acceptable to holders of such Senior Indebtedness or the date on which application of this paragraph
               (ii) has been cured or waived in writing by the holders of such Senior Indebtedness (or their representatives) in accordance with the terms of the document pursuant to which it was issued. Maker shall promptly deliver such Payment Notice to the holders of the Convertible Notes. Notwithstanding the foregoing, (A) not more than one Payment Notice shall be given within a period of 365 consecutive days, and (B) no Nonpayment Default which existed or was continuing on the date of any Payment Notice (whether or not such  event of  default  is  on  the  same  issue  or Senior
                                        8

               Indebtedness) may be made the basis for the giving of a subsequent Payment Notice.

          (d) Payment Permitted if No Default. Except as provided in subsections
     (b) and (c) of this Section 7, nothing contained in this Convertible Note shall prevent Maker from making payments at any time of principal of (and premium, if any) or interest on the Convertible Notes.

          (e) No Waiver of Subordination Provisions. No right of any holder of any Senior Indebtedness to enforce subordination as herein provided shall at any time or in any way be affected or impaired by any failure to act on the part of Maker or the holders of Senior Indebtedness, or by any noncompliance by Maker with any of the terms, provisions and covenants of this Convertible Note, regardless of any knowledge thereof that any such holder of Senior Indebtedness may have or be otherwise charged with.

          Without in any way limiting the generality of the foregoing paragraph, the holders of Senior Indebtedness may, at any time and from time to time, without the consent of or notice to the holders of the Convertible Notes, without incurring responsibility to the holders of the Convertible Notes and without impairing or releasing the subordination provided in this
     Section 7 or the obligation hereunder of the holders of the Convertible Notes to the holders of Senior Indebtedness, do any one or more of the following:

               (i) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, Senior Indebtedness, or otherwise amend or supplement in any manner Senior Indebtedness or any instrument evidencing the same or any agreement under which Senior Indebtedness is outstanding;

               (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Senior Indebtedness;

               (iii) release any person liable in any manner for the collection of Senior Indebtedness; and

               (iv) exercise or refrain from exercising any rights against Maker and any other person.

     (f) Notice. Maker shall give prompt written notice to holders of the Convertible Notes of any fact known to Maker that would prohibit the making of any payment in respect of the Convertible Notes pursuant to this Section 7.

     (g) Reliance on Judicial Order or Certificate of Liquidating Agent. Upon any payment or distribution of assets of Maker referred to in this Section 7, the holders of the Convertible Notes shall be entitled to rely upon any order or decree entered by any court of competent jurisdiction in which such liquidation or Creditors' Proceeding is pending, or a certificate of the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee for the benefit of creditors, agent or other person making such payment or distribution, delivered to the holders of Convertible Notes, for the purpose of ascertaining the persons entitled to participate in such payment or distribution, the holders of the Senior Indebtedness and other Indebtedness of Maker, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Section 7.

          (h)  Certain  Conversions  Deemed  Payment.  For the  purposes of this
     Section 7 only, (i) the issuance and delivery of junior securities upon conversion of Convertible Notes shall not be deemed to constitute a payment or distribution on account of the principal of or premium or interest on Convertible Notes or on account of the purchase or other acquisition of Convertible Notes, and (ii) the payment, issuance or delivery of cash, property or securities (other than junior securities) upon conversion of a Convertible Note shall be deemed to constitute payment on account of the principal of such Convertible Note. For the purposes of this subsection 7(h), the term "junior securities" means (A) shares of any stock of any class of Maker and (B) securities of Maker that are subordinated in right of payment to all Senior Indebtedness that may be outstanding at the time of issuance or delivery of such securities to substantially the same extent as, or to a greater extent than, the Convertible Notes are so subordinated as provided in this Section 7. Nothing contained in this Section 7 or elsewhere in this Convertible Note is intended to or shall impair, as among Maker, its creditors other than holders of Senior Indebtedness and the holders of the Convertible Notes, the right, which is absolute and unconditional, of the holder of any Convertible Notes to convert such Convertible Note in accordance with Section 1.

               (i) Holders of Convertible Notes to be Subrogated to Rights of Holders of Senior Indebtedness. Subject to the payment in full in cash, or in any other manner acceptable to holders of Senior Indebtedness (in their sole discretion), of all Senior Indebtedness, the holders of Convertible Notes shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of Maker applicable to the Senior Indebtedness until all amounts owing on the Convertible Notes shall be paid in full in cash, and for the purpose of such subrogation no such payments or distributions to the holders of Senior Indebtedness by or on behalf of Maker, or by or on behalf of the holders of the Convertible Notes by virtue of this Section 7, which otherwise would have been made to the holders of the Convertible Notes shall, as between Maker, its creditors other than the holders of Senior Indebtedness and the holders of the Convertible Notes, be deemed to be payment by Maker to or on account of the Senior Indebtedness, it being understood that the provisions of this Section 7 are, and are intended, solely for the purpose of defining the relative rights of the holders of the Convertible Notes, on the one hand, and the holders of Senior Indebtedness, on the other hand.

     As used in this Section 7:

     "GAAP" shall mean generally accepted accounting principles as in effect in the United States of America from time to time and applied consistently throughout the relevant periods.

     "Hedging Transaction" shall mean, with respect to any Person, (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements of such Person, (ii) currency swap agreements and currency cap agreements of such Person and (iii) other written agreements or arrangements principally designed to protect such Person against fluctuations in interest rates or currency values or the price of any commodity used in the business of such Person.

     "Indebtedness" means (without duplication), when used with reference to any
Person:

          (i) any obligation, contingent or otherwise, (A) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or (B) evidenced by bonds, notes, debentures or similar instruments or letters of credit or (C) representing the balance deferred and unpaid of the purchase price of any property, if and to the extent (but only to the extent) any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person and its Subsidiaries prepared on a consolidated basis in accordance with GAAP, and

          (ii) shall also include, regardless of whether such items would appear upon a balance sheet, (A) the principal component of any Capitalized Lease Obligations of such Person, (B) obligations secured by a Lien to which any property or asset, including leasehold interests and any other tangible or intangible property rights, owned by such Person is subject, whether or not the obligations secured thereby shall have been assumed by such Person (provided, however, that, if the obligations have not been assumed by such Person such obligations shall be deemed to be in an amount equal to the lesser of (1) the fair market value (as determined in good faith by the Board of Directors of Maker and as evidenced by a board resolution) of the property or properties to which the Lien relates or (2) the amount of the Indebtedness secured by such Lien) by such Person or shall otherwise be such Person's legal liability, (C) reimbursement obligations and all other liabilities (contingent or otherwise) of such Person in respect of letters of credit and letter of credit guarantees, (D) any obligation of such Person in respect of Hedging Transactions, and (E) guarantees by such Person of items which would be included within this definition, to the extent of such guarantees.

     "Lien" shall mean any mortgage, pledge, lien, encumbrance or security interest of any kind (including, without limitation, any conditional sale or other title retention agreement), any lease in the nature thereof, any option or other agreement to sell and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction, but shall not include any restriction on transfer imposed under federal or state securities laws.

     "Person" or "person" shall mean any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof.

     "Subsidiary" shall mean, with respect to any Person: (i) a corporation in which such Person or one or more Subsidiaries of such Person own in the aggregate voting securities representing in excess of 50% of the total number of votes that could be cast in the election of directors of such corporation by the holders of all then outstanding voting securities of such corporation and (ii) any other Person (other than a corporation) of which such Person, one or more Subsidiaries of such Person, or such Person and one or more Subsidiaries of such Person directly or indirectly, has (X) at least a majority ownership interest or
(Y) the power to elect or direct the election of at least a majority of the directors or other governing body.

     8. Redemption. This Convertible Note may be redeemed in whole, but not in part, at the election of Maker for the principal amount of this Convertible Note plus accrued but unpaid interest at any time after such time as the closing price of the Common Stock (as quoted on the American Stock Exchange, the NASDAQ Stock Market, or such other national exchange, if any, on which the Common Stock is then quoted) has equaled or exceeded an amount equal to the product of (i) three, multiplied by (ii) the amount of the Conversion Price then in effect, for a period of twenty (20) consecutive trading days. Maker shall provide Payee with written notice (the "Redemption Notice") at least thirty (30) days prior to the date this Convertible Note shall be redeemed (such date of redemption, the "Redemption Date") of its intent to redeem this Convertible Note. The Redemption Notice shall specify the Redemption Date, the principal amount of this Convertible Note and the amount of accrued but unpaid interest that will be outstanding as of the Redemption Date. Nothing contained herein shall be construed to prevent Payee from converting this Convertible Note subsequent to Payee's receipt of the Redemption Notice but prior to the Redemption Date. Upon redemption, Payee (or the then current holder of this Convertible Note) shall be obligated to deliver this Convertible Note to Maker for cancellation and Maker shall be obligated to deliver to Payee (or the then current holder of this Convertible Note) a cashier's check in an amount equal to the principal amount of this Convertible Note plus accrued but unpaid interest.

     9. Payee's Registration Rights.

     (a) Upon receipt of notice (the "Registration Request Notice") requesting registration under the Securities Act of Underlying Shares from the holders of Notes and Warrants representing more than fifty percent (50%) of the aggregate Underlying Shares, on only one occasion, at any time commencing on the date hereof and terminating two years thereafter, Maker will offer to Payee the opportunity to include its Underlying Shares in such registration. Maker will use its reasonable best efforts to file with the Securities and Exchange Commission (the "Commission") as promptly as practicable, a registration statement (the "Demand Registration Statement"), and will use its reasonable best efforts to have the Demand Registration Statement declared effective and remain effective until the earliest of (i) two years after the date it is declared effective, (ii) the date all the Underlying Shares registered thereby have been sold, or, (iii) in the reasonable opinion of the Maker's counsel, the

Underlying Shares may be sold publicly without registration. Maker will also use its reasonable best efforts to qualify the Underlying Shares under the securities laws of the state where Payee resides provided Maker is not required to execute a general consent to service or to qualify to do business in such state. This offer to Payee shall be made within twenty (20) days after Maker receives the Registration Request Notice. If Payee elects to include its Underlying Shares in the Demand Registration Statement, it will, in a timely fashion, provide Maker and its counsel with such information and execute such documents as Maker's counsel may reasonably require to prepare and process the Demand Registration Statement, it shall have no further rights to registration of its Underlying Shares under this Section 9(a). In the event that Maker has filed a registration statement with the Commission relating to its securities within ninety (90) days prior to its receipt of the Registration Request Notice, which registration statement has not been declared effective, Payee agrees that Maker can thereafter delay the filing of the Demand Registration Statement for a period not to exceed ninety (90) days. Anything to the contrary notwithstanding, in no event shall Maker be required to file a Demand Registration Statement with the Commission prior to one hundred and eighty (180) days after the date hereof. As used in this Section 9 only, "Underlying Shares" shall be deemed include shares of Common Stock issuable both (i) upon conversion of the Notes and (ii) upon exercise of the Warrants.

     (b) If at any time after the date hereof, Maker proposes to file a registration statement under the Securities Act with respect to any of its securities (except one relating to stock option or employee benefit plans or a merger, acquisition or similar transaction), Maker shall give written notice of its intention to effect such filing to Payee at least thirty (30) days prior to filing such registration statement (the "Piggyback Registration Statement"). If the Payee's Underlying Shares have not been previously registered and Payee
desires  to  include  its  Underlying  Shares  in  the  Piggyback   Registration
Statement, it shall notify Maker in writing within fifteen (15) days after receipt of such notice from Maker, in which event Maker shall include Payee's Underlying Shares in the Piggyback Registration Statement. If Payee elects to include its Underlying Shares in the Piggyback Registration Statement as set forth herein, it shall, in a timely manner, provide Maker and its counsel with such information and execute such documents as its counsel may reasonably require to prepare and process the Piggyback Registration Statement. Anything to the contrary notwithstanding, in the event that the offering for which the Piggyback Registration Statement has been filed is to be effected through or with the assistance of an underwriter, Payee will consent to restrict the sale of its Underlying Shares or reduce the number of its Underlying Shares (on a pro rata basis with shares of Common Stock issued to any other stockholders of Maker prior to or after the date hereof, and that, as of the time of determination, have presently exercisable registration rights and are requested by such stockholders to be included in such Piggyback Registration Statement) that may be included in such Piggyback Registration Statement in accordance with the requirements of such underwriter.

     (c) Maker will provide Payee with a copy of the Demand Registration Statement or the Piggyback Registration Statement, as the case may be, and any amendments thereto, and copies of the final prospectus included therein in such quantities as may reasonably be required to permit Payee to sell its Underlying

Shares after the Demand Registration Statement or the Piggyback Registration Statement is declared effective by the Commission.

     (d) Maker will bear all expenses (except underwriting discounts and commission, if any, and the legal fees and expenses, if any, of counsel to Payee) necessary and incidental to the performance of its obligations under this Section.

     (e) Maker and Payee, if Payee's Underlying Shares are included in a Demand Registration Statement or Piggyback Registration Statement pursuant to this Section, shall provide customary and appropriate cross indemnities to each other covering the information supplied by the indemnifying party for inclusion in the Demand Registration Statement or Piggyback Registration Statement.

     (f) Anything to the contrary notwithstanding, Maker shall not be required to register any Underlying Shares or provide notices under this Section 9 to a Payee whose Underlying Shares are either (i) are covered by a then currently effective registration statement or (ii) in the reasonable opinion of Maker's counsel, may be sold pursuant to the exemption from registration provided by Section (k) of Rule 144 promulgated under the Act.

     10. Representations and Warranties of Maker. Maker represents and warrants that, as of the date of this Convertible Note, it: (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power to carry on its business as now conducted and to own its properties and assets it now owns; (ii) is duly qualified or licensed to do business as a foreign corporation in good standing in the jurisdictions in which ownership of property or the conduct of its business requires such qualification except jurisdictions in which the failure to qualify to do business will have no material adverse effect on its business or financial condition; (iii) has full power and authority to execute and deliver this Convertible Note, and that the execution and delivery of this Convertible Note will not result in the breach of or default under, with or without the giving of notice and/or the passage of time, any other agreement, arrangement or indenture to which it is a party or by which it may be bound, or the violation of any law, statute, rule, decree, judgment or regulation binding upon it; and (iv) has taken and will take all acts required, including but not limited to authorizing the signatory hereof on its behalf to execute this Convertible Note, so that upon the execution and delivery of this Convertible Note, it shall constitute the valid and legally binding obligation of Maker enforceable in accordance with the terms thereof.

     11. Limitation of Liability. A director, officer, employee or stockholder, as such, of Maker shall not have any liability for any obligations of Maker under this Convertible Note or for any claim based on, in respect or by reason of such obligations or their creation. Payee, by accepting this Convertible Note, waives and releases all such liability. The waiver and release are part of their consideration for the issuance of this Convertible Note.

     12. Governing Law; Venue. This Convertible Note shall be governed by and construed in accordance with the substantive laws (but not the rules governing conflicts of laws) of the State of Delaware.

     13. Notice. Any notices required or permitted to be given under the terms of this Convertible Note shall be sent by certified or registered mail (with return receipt requested) or delivered personally or by courier (including a nationally recognized overnight delivery service) or by facsimile transmission. Any notice so given shall be deemed effective three days after being deposited in the U.S. Mail, or upon receipt if delivered personally or by courier or facsimile transmission, in each case addressed to a party at the following address or such other address as each such party furnishes to the other in accordance with this Section 13:

                  If to the Company:  EDT Learning, Inc.
                                      2999 North 44th Street
                                      Suite 650
                                      Phoenix, AZ  85018
                                      Telephone:  (602) 952-1200
                                      Facsimile:  (602) 952-0544
                                      Attention:  President

                    If to the Payee:  Frost National Bank,
                                      Attn:  Henri Domingues T-8.
                                      100 W. Houston St.
                                      San Antonio, TX  78205

                                               Or

                                      Frost National Bank
                                      Attn:  Henri Domingues T-8
                                      P.O. Box 2950
                                      San Antonio, TX  78299-2950

                          Copies to:  Renaissance Capital Group, Inc.
                                      Attn:  Lynne Marie True
                                      8080 N. Central Expressway
                                      Suite 210 LB-59
                                      Dallas, TX  75026
                                      Telephone:  (214) 891-8294

     14. Severability. In case any one or more of the provisions contained in this Convertible Note shall for any reason be held to be invalid, illegal and unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

     15. Loss, Theft, Destruction, or Mutilation. Upon receipt by Maker of evidence reasonably satisfactory to it of loss, theft, destruction or mutilation of this Convertible Note (and upon surrender of this Convertible Note if mutilated), and upon reimbursement of Maker's reasonable incidental expenses and in the case of loss, theft or destruction, indemnity and/or security as Maker shall, at its option, request, Maker shall make and deliver or caused to be made and delivered to Payee a new Convertible Note of like date and tenor in lieu of this Convertible Note.

     16. Modification of convertible Note or Waiver of Terms Thereof Relating to Payee. No modification or waiver of any of the provisions of this Convertible Note shall be effective unless in writing and signed by Payee and then only to the extent set forth in such writing, or shall any such modification or waiver be applicable except in the specific instance for which it is given. This Convertible Note may not be discharged orally but only in writing duly executed by Payee.

         EXECUTED as of the date set forth above.

                                MAKER:

                                EDT LEARNING, INC.



                                By:  ___________/S/_____________
                                     James M. Powers, Jr., its President
                                     and Chief Executive Officer

The Frost National Bank FBO, Renaissance Capital Growth & Income Fund III, Inc., Trust No. W00740000
$500,000

                                                                       EXHIBIT 3
                             RESTRICTION ON TRANSFER

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. THIS WARRANT MAY NOT BE TRANSFERRED, AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT CANNOT BE SOLD OR TRANSFERRED, WITHOUT (I) THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER MAY BE LAWFULLY MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ALL APPLICABLE STATE SECURITIES LAWS OR (II) SUCH REGISTRATION.


                                     WARRANT
                                  (Redeemable)

                  To Subscribe for and Purchase Common Stock of

                               EDT Learning, Inc.


     THIS CERTIFIES THAT, for value received, The Frost National Bank FBO, Renaissance Capital Growth & Income Fund III, Inc., Trust No. W00740000, or its registered assigns (the "Holder"), is entitled to subscribe for and purchase from EDT Learning, Inc., a Delaware corporation (the "Company"), at the exercise price of Three Dollars ($3.00) per share (the "Exercise Price") at any time from and after the date hereof to and including the third anniversary of the date of this Warrant (this "Warrant"), 50,000 shares of the Company's common stock, par value $0.001 per share ("Common Stock"). The Exercise Price shall be subject to adjustment as provided in Section 5 hereof.

     This Warrant is one of several Warrants dated of even date herewith and issued by the Company (collectively, the "Warrants") as part of an offering of 60 (subject to increase to 110) units (the "Units") that was conducted by the Company and Murphy & Durieu, the placement agent for the offering, on a best efforts basis. Each Unit consists of one (1) Warrant exercisable for 50,000 shares of Common Stock and one (1) Convertible Redeemable Subordinated Note (collectively, the "Notes").

     This Warrant is subject to the following provisions, terms and conditions:

     1. (a) The rights represented by this Warrant may be exercised by the Holder hereof, in whole or in part, by written notice of exercise delivered to the Company and by the surrender of this Warrant (properly endorsed if required) at the principal office of the Company at 2999 North 44th Street, Suite 650, Phoenix, Arizona 85018 (or such other location as the Company may designate by notice in writing to the Holder hereof) and upon payment to it by certified check of the Exercise Price for the shares of Common Stock to be issued upon exercise (the "Warrant Shares"). The Company shall not be required to issue fractions of shares of Common Stock upon exercise of this Warrant. If any fraction of a share would, but for this Section, be issuable upon any exercise of this Warrant, and if the Company shall have elected not to issue such fraction of a share, in lieu of such fractional share the Company shall pay to the Holder, in cash, an amount equal to such fraction of the fair market value per share of outstanding Common Stock of the Company on the Business Day immediately prior to the date of such exercise (the fair market value for such purpose shall be the closing price of the Common Stock on the principal stock exchange on which the Common Stock is then traded or the principal quotation system in which bid and ask prices for the Common Stock are then maintained). The Company agrees that the shares so purchased shall be and are deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment tendered for such shares as aforesaid. Subject to the provisions of the next succeeding paragraph, certificates for the shares of stock so purchased (bearing an appropriate legend to indicate that the shares have not been registered under securities laws) shall be delivered to the Holder hereof within a reasonable time, not exceeding 10 days, after the rights represented by this Warrant shall have been so exercised, and, unless this Warrant has expired, a new Warrant reflecting the shares, if any, as to which this Warrant shall not then have been exercised shall also be delivered to the Holder hereof within such time.

     (b) This Warrant may be redeemed in whole, but not in part, at the election of the Company for the price of $0.001 per share of Common Stock for which this Warrant is exercisable at any time after such time as the closing price of the Common Stock (as quoted on the American Stock Exchange, the NASDAQ Stock Market, or such other national exchange, if any, on which the Common Stock is then quoted) has equaled or exceeded $5.50 per share for a period of twenty (20) consecutive trading days. The Company shall provide Holder with written notice (the "Redemption Notice") at least thirty (30) days prior to the date this Warrant shall be redeemed (such date of redemption, the "Redemption Date") of its intent to redeem this Warrant. The Redemption Notice shall specify the Redemption Date. Nothing contained herein shall be construed to prevent Holder from exercising this Warrant subsequent to Holder's receipt of the Redemption Notice but prior to the Redemption Date. Upon redemption, Holder (or the then current holder of this Warrant) shall be obligated to deliver this Warrant to the Company for cancellation and the Company shall be obligated to deliver to Holder (or the then current holder of this Warrant) a check in an amount equal to the product of (i) $0.001 multiplied by (ii) the number of shares of Common Stock for which this Warrant is then exercisable.

     2. Notwithstanding the foregoing, however, the Company shall not be required to deliver any certificate for shares of stock upon exercise of this Warrant except in accordance with the provisions of this Agreement and the restrictive legend under the heading "Restriction on Transfer."

     3. The Holder acknowledges that this Warrant as well as the Warrant Shares for which this Warrant may be exercised, have not been and, except as otherwise provided herein, will not be registered under the Securities Act of 1933, as amended (the "Act"), or qualified under applicable state securities laws and that the transferability thereof is restricted by the registration provisions of the Act as well as such state laws. The Holder represents that it is acquiring the Warrant and will acquire the Warrant Shares for its own account, for investment purposes only and not with a view to resale or other distribution thereof, nor with the intention of selling, transferring or otherwise disposing of all or any part of such securities for any particular event or circumstance, except selling, transferring or disposing of them upon full compliance with all applicable provisions of the Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Rules and Regulations promulgated by the Securities and Exchange Commission (the "Commission") thereunder, and any applicable state securities laws. The Holder further understands and agrees that
(i) neither the Warrant nor the Warrant Shares may be sold unless they are subsequently registered under the Act and qualified under any applicable state securities laws or, in the opinion of the Company's counsel, an exemption from such registration and qualification is available; (ii) any routine sales of the Company's securities made in reliance upon Rule 144 promulgated by the Commission under the Act, can be effected only in the amounts set forth in and pursuant to the other terms and conditions, including applicable holding periods, of that Rule; and (iii) except as otherwise set forth herein, the Company is under no obligation to register the Warrant or the Warrant Shares on their behalf or to assist it in complying with any exemption from registration under the Act. The Holder agrees that each certificate representing any Warrant Shares for which this Warrant may be exercised will bear on its face a legend in substantially the following form:

          These securities have not been registered under the Securities Act of 1933 or qualified under any state securities laws. They may not be sold, hypothecated or otherwise transferred in the absence of an effective registration statement under that Act or qualification under applicable state securities laws without an opinion acceptable to counsel to the Company that such registration and qualification are not required.

     4. The Company covenants and agrees that:

     (a) all shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be duly authorized and issued, fully paid and nonassessable and free from all preemptive rights of any stockholder, and from all taxes, liens and charges with respect to the issue thereof (other than transfer taxes);

     (b) during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized, and reserved for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant; and

     (c) during the period within which the rights represented by this Warrant may be exercised, the Company further will use reasonable best efforts to maintain the eligibility of the Common Stock for listing on the American Stock Exchange and quotation on the domestic over-the- counter market and use reasonable best efforts to keep the Common Stock so listed and quoted.

     5. (a) If the Company shall, after the date of issuance of this Warrant, subdivide its outstanding shares of Common Stock into a greater number of shares or consolidate its outstanding shares of Common Stock into a smaller number of shares (any such event being called a "Common Stock Reorganization"), then the Exercise Price shall be adjusted, effective at such time, to a number determined by multiplying the Exercise Price then in effect by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately before such Common Stock Reorganization and the denominator of which shall be the number of shares outstanding after giving effect to such Common Stock Reorganization.

     (b) If the Company shall after the date of issuance of this Warrant issue or distribute to all or substantially all holders of shares of Common Stock evidences of indebtedness, any other securities of the Company or any property or assets other than cash, and if such issuance or distribution does not constitute a Common Stock Reorganization (any such nonexcluded event being herein called a "Non-Cash Dividend"), the Exercise Price shall be adjusted (but not increased), effective immediately after the record date at which the holders of shares of Common Stock are determined for purposes of such Non-Cash Dividend, to a number determined by multiplying the Exercise Price immediately before such Non-Cash Dividend by a fraction, the numerator of which shall be the last sales price per share of outstanding Common Stock of the Company on such record date less the then fair market value, as determined in good faith by the Board of Directors of the Company, of the evidences of indebtedness, securities, cash, or property or other assets issued or distributed in such Non-Cash Dividend with respect to one share of Common Stock and the denominator of which shall be the last sales price per share of outstanding Common Stock on such record date.

     (c) If after the date of issuance of this Warrant there shall be any consolidation or merger to which the Company is a party, other than a consolidation or a merger in which the Company is a continuing corporation and which does not result in any reclassification of, or change (other than a Common Stock Reorganization or a change in par value) in, outstanding shares of Common Stock, or any sale or conveyance of the property of the Company as an entirety or substantially as an entirety (any such event being called a "Capital
Reorganization"), then, effective upon the effective date of such Capital Reorganization, the Holder shall have the right to purchase, upon exercise of this Warrant and in lieu of the shares of Common Stock immediately theretofore purchasable hereunder, the kind and amount of shares of stock and other securities and property (including cash) which the Holder would have owned or have been entitled to receive after such Capital Reorganization if this Warrant had been exercised immediately prior to such Capital Reorganization, assuming such holder (i) is not a person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or conveyance was made, as the case may be ("constituent person") and (ii) failed to exercise his rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon such Capital Reorganization (provided that if the kind or amount of securities, cash or other property receivable upon such Capital Reorganization is not the same for each share of Common Stock held immediately prior to such consolidation, merger, sale or conveyance by other than a constituent person or an affiliate thereof and in respect of which such rights of election shall not have been exercised ("non-electing share"), then for the purposes of this paragraph the kind and amount of shares of stock and other securities or other property (including cash) receivable upon such Capital Reorganization shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares).

As a condition to effecting any Capital Reorganization, the Company or the successor or surviving corporation, as the case may be, shall execute and deliver to the Holder an agreement as to the Holder's rights in accordance with this Section 5(c), providing for subsequent adjustments as nearly equivalent as may be practicable to the adjustments provided for in this Section 5. The provisions of this Section 5(c) shall similarly apply to successive Capital Reorganizations.

     (d) If after the date of the issuance of this Warrant the Company shall issue by reclassification of its shares of Common Stock other securities of the Company, then the number of shares of Common Stock purchasable upon exercise of the Warrant immediately prior to such issuance shall be adjusted so that the Holder upon exercise hereof shall be entitled to receive the kind and number of shares of Common Stock or other securities of the Company which it would have owned or have been entitled to receive after such issuance, had this Warrant been exercised immediately prior to such issuance or any record date with respect thereto. An adjustment made pursuant to this Section 5(d) shall become effective upon the date of the issuance retroactive to the record date with respect thereto, if any. Such adjustment shall be made successively whenever such an issuance is made.

     (e) (i) Any adjustments pursuant to this Section 5 shall be made successively whenever an event referred to herein shall occur.

          (ii) If the Company shall set a record date to determine the holders of shares of Common Stock for purposes of a Common Stock Reorganization, Non-Cash Dividend or Capital Reorganization, and shall legally abandon such action prior to effecting such action, then no adjustment shall be made pursuant to this Section 5 in respect of such action.

          (iii) No adjustment in the Exercise Price shall be made hereunder unless such adjustment decreases such price by one percent or more, but any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which together with any adjustments so carried forward shall serve to adjust such price by one percent or more.

          (iv) No adjustment in the Exercise Price shall be made hereunder if such adjustment would reduce the exercise price to an amount below par value of the Common Stock, which par value shall initially be $0.001 per share of Common Stock.

     (f) As a condition precedent to the taking of any action which would require an adjustment pursuant to this Section 5, the Company shall take any action which may be necessary, including obtaining regulatory approvals or exemptions, in order that the Company may thereafter validly and legally issue as fully paid and nonassessable all shares of Common Stock which the Holder is entitled to receive upon exercise thereof.

     (g) Promptly after an adjustment or readjustment pursuant to this Section 5 becomes determinable, the Company shall give notice to the Holder of any action which requires an adjustment or readjustment pursuant to this Section 5, describing such event in reasonable detail and specifying the record date or effective date, if determinable, the required adjustment and the computation thereof, if applicable. If the Holder fails to object to any such notice within 30 days of receipt of the Company's notice, the adjustment will be deemed accepted by the Holder.

     6. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company (the original Holder's indemnity being satisfactory indemnity in the event of loss, theft or destruction of any Warrant owned by such Holder), or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Company will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor and representing the right to purchase the same aggregate number of shares of Common Stock as provided for in such lost, stolen, destroyed or mutilated Warrant.

     7. The Holder shall not, as holder of this Warrant, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of this Warrant for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the Holder, as holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (including without limitation, a Capital Reorganization), or to receive notice of meetings, or to receive dividends or subscription rights, until the Holder shall have exercised this Warrant and been issued shares of Common Stock in accordance with the provisions hereof.

     8. The Holder of this Warrant, by acceptance hereof, agrees to give written notice to the Company before transferring this Warrant or transferring any Common Stock issuable or issued upon the exercise hereof of such Holder's intention to do so, describing briefly the manner of any proposed transfer of this Warrant or such Holder's intention as to the disposition to be made of shares of Common Stock issuable or issued upon the exercise hereof. Such Holder shall also provide the Company with an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer of this Warrant or disposition of shares received upon exercise hereof may be effected without registration or qualification (under any Federal or State law) and without causing the loss of the applicable securities law registration exemption(s) relied upon by the Company when it issued this Warrant. Upon receipt of such written notice and opinion by the Company, such Holder shall be entitled to transfer this Warrant, or to exercise this Warrant in accordance with its terms and dispose of the shares received upon such exercise or to dispose of shares of Common Stock received upon the previous exercise of this Warrant, all in accordance with the terms of the notice delivered by such Holder to the Company, provided that an appropriate legend respecting the aforesaid restrictions on transfer and disposition shall be endorsed on this Warrant or the certificates for such shares.

     9. Subject to the provisions of Section 8 hereof, this Warrant and all rights hereunder are transferable, in whole or in part, without charge to the Holder hereof, at the principal office of the Company by the Holder hereof in person or by its duly authorized attorney, upon surrender of this Warrant properly endorsed and this Warrant is exchangeable, upon the surrender hereof by the Holder hereof at the office of the Company, for new Warrants of like tenor representing in the aggregate the right to subscribe for and purchase the number of shares which may be subscribed for and purchased hereunder, each of such new Warrants to represent the rights to subscribe for and purchase such number of shares as shall be designated by said Holder hereof at the time of such surrender. Each taker and Holder of this Warrant, by taking or holding the same, consents and agrees that the bearer of this Warrant, when endorsed, may be treated by the Company and all other persons dealing with this Warrant as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented by this Warrant, or to transfer hereof on the books of the Company, any notice to the contrary notwithstanding; but until such transfer on such books, the Company may treat the registered Holder hereof as the owner for all purposes.

     10. (a) Upon receipt of notice (the "Registration Request Notice") requesting registration under the Securities Act of Underlying Shares (defined below) from the holders of Notes and Warrants representing more than fifty percent (50%) of the aggregate Underlying Shares, on only one occasion, at any time commencing on the date hereof and terminating two years thereafter, the Company will offer to Holder the opportunity to include its Underlying Shares in such registration. The Company will use its reasonable best efforts to file with the Commission as promptly as practicable, a registration statement (the "Demand Registration Statement"), and will use its reasonable best efforts to have the Demand Registration Statement declared effective and remain effective until the earliest of (i) two years after the date it is declared effective, (ii) the date all the Underlying Shares registered thereby have been sold, or, (iii) in the reasonable opinion of the Company's counsel, the Underlying Shares may be sold publicly without registration. The Company will also use its reasonable best efforts to qualify the Underlying Shares under the securities laws of the state where Holder resides provided the Company is not required to execute a general consent to service or to qualify to do business in such state. This offer to Holder shall be made within twenty (20) days after the Company receives the Registration Request Notice. If Holder elects to include its Underlying Shares in the Demand Registration Statement, it will, in a timely fashion, provide the Company and its counsel with such information and execute such documents as the Company's counsel may reasonably require to prepare and process the Demand Registration Statement, it shall have no further rights to registration of its Underlying Shares under this Section 9(a). In the event that the Company has filed a registration statement with the Commission relating to its securities within ninety (90) days prior to its receipt of the Registration Request Notice, which registration statement has not been declared effective, Holder agrees that the Company can thereafter delay the filing of the Demand Registration Statement for a period not to exceed ninety (90) days. Anything to the contrary notwithstanding, in no event shall the Company be required to file a Demand Registration Statement with the Commission prior to one hundred and eighty (180) days after the date hereof. As used in this Section 10, "Underlying Shares" means (i) shares of Common Stock issuable upon conversion of the Notes and (ii) the Warrant Shares.

     (b) If at any time after the date hereof, the Company proposes to file a registration statement under the Act with respect to any of its securities (except one relating to employee benefit plans or a merger, acquisition or similar transaction), it shall give written notice of its intention to effect such filing to the Holder at least 30 days prior to filing such registration statement (the "Piggyback Registration Statement"). If the Underlying Shares have not been previously registered and the Holder desires to include its Underlying Shares in the Piggyback Registration Statement, it shall notify the Company in writing within 15 days after receipt of such notice from the Company, in which event the Company shall include the Holder's Underlying Shares in the Piggyback Registration Statement. If the Holder elects to include its Underlying Shares in the Piggyback Registration Statement as set forth herein, it shall, in a timely fashion, provide the Company and its counsel with such information and execute such documents as its counsel may reasonably require to prepare and process the Piggyback Registration Statement.

     (c) The Company will provide the Holder with a copy of the Demand Registration Statement or Piggyback Registration Statement, as the case may be, and any amendments thereto, and copies of the final prospectus included therein in such quantities as may reasonably be required to permit the Holder to sell its Underlying Shares after the Demand Registration Statement or Piggyback Registration Statement is declared effective by the Commission.

     (d) The Company will bear all expenses (except underwriting discounts and commission, if any, and the legal fees and expenses, if any, of counsel to the Holder) necessary and incidental to the performance of its obligations under this Section 10.

     (e) The Company and the Holder, if the Holder's Underlying Shares are included in a Demand Registration Statement or Piggyback Registration Statement pursuant to this Section 10, shall provide customary and appropriate cross indemnities to each other covering the information supplied by the indemnifying party for inclusion in such Demand Registration Statement or Piggyback Registration Statement.

     (f) Anything to the contrary notwithstanding, the Holder agrees that as a condition for the Company registering the Underlying Shares, in the event that the Piggyback Registration Statement in which the Underlying Shares are included relates to an offering to be effected through or with the assistance of an underwriter, the Holder will consent to restrict the sale of the Underlying Shares or reduce (on a pro rata basis with shares of Common Stock issued to any other stockholders of the Company prior to or after the date hereof, and that, as of the time of determination, have presently exercisable registration rights and are requested by such stockholders to be included in such Piggyback Registration Statement) the number of Underlying Shares that may be included in such registration in accordance with the requirements of such underwriter.

     (g) Anything to the contrary notwithstanding, the Company shall not be required to register any Underlying Shares or provide notices under this Section 10 to a Holder whose Underlying Shares are either (i) are covered by a then currently effective registration statement or (ii) in the reasonable opinion of the Company's counsel, may be sold pursuant to the exemption from registration provided by Section (k) of Rule 144 promulgated under the Act.

     11. Any notices required or permitted to be given under the terms of this Warrant shall be sent by certified or registered mail (with return receipt requested) or delivered personally or by courier (including a nationally recognized overnight delivery service) or by facsimile transmission. Any notice so given shall be deemed effective three days after being deposited in the U.S. Mail, or upon receipt if delivered personally or by courier or facsimile transmission, in each case addressed to a party at the following address or such other address as each such party furnishes to the other in accordance with this
Section 11:

                  If to the Company:  EDT Learning, Inc.
                                      2999 North 44th Street
                                      Suite 650
                                      Phoenix, AZ  85018
                                      Telephone:  (602) 952-1200
                                      Facsimile:  (602) 952-0544
                                      Attention:  President

                   If to the Holder:  Frost National Bank,
                                      Attn:  Henri Domingues T-8
                                      100 W. Houston St.
                                      San Antonio, TX  78205

                                               Or

                                      Frost National Bank
                                      Attn:  Henri Domingues T-8
                                      P.O. Box 2950
                                      San Antonio, TX  78299-2950

                          Copies to:  Renaissance Capital Group, Inc.
                                      Lynne Marie True
                                      8080 N. Central Expressway
                                      Suite 210, LB-59
                                      Dallas, TX  75206
                                      Telephone:  (214) 891-8294

     12. (a) No failure or delay of the Holder in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Holder are cumulative and not exclusive of any rights or remedies which it would otherwise have. The provisions of this Warrant may be amended, modified or waived with (and only with) the written consent of the Company and the Holder.

     (b) Any such amendment,  modification  or waiver effected  pursuant to this
Section 12 shall be binding upon the Holder of the Warrant and Common Stock issuable upon exercise, upon each future holder thereof and upon the Company. In the event of any such amendment, modification or waiver the Company shall give prompt notice thereof to the Holder and, if appropriate, notation thereof shall be made on any Warrant thereafter surrendered for registration of transfer or exchange. No notice or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances.

     13. All representations, warranties and covenants made by the Company herein or in any certificate or other instrument delivered by or on behalf of it in connection with the Warrant shall be considered to have been relied upon by the Holder and shall survive the issuance and delivery of the Warrant, regardless of any investigation made by the Holder, and shall continue in full force and effect so long as any Warrant is outstanding. All statements in any such certificate or other instrument shall constitute representations and warranties hereunder.

     14. All covenants, stipulations, promises and agreements contained in this Warrant by or on behalf of the Company shall bind its successors and assigns, whether so expressed or not.

     15. In case any one or more of the provisions contained in this Warrant shall be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

     16. This Warrant shall be governed by and construed in accordance with the substantive laws (but not the rules governing conflicts of laws) of the State of Delaware.

                           [Intentionally left blank.]

     IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its duly authorized officer and this Warrant to be dated as of March 29, 2002.

                                       EDT LEARNING, INC.



                                       By _______/S/____________________
                                          James M. Powers, Jr.
                                          President and Chief Executive Officer



The Frost National Bank FBO, Renaissance Capital Growth & Income Fund III, Inc., Trust No. W00740000 - 500,000

                               FORM OF ASSIGNMENT
                       (To Be Signed Only Upon Assignment)


     FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ___________________________ all of the rights of the undersigned under this Warrant, with respect to the number of shares set forth below, and appoints ___________________________ to transfer this Warrant on the books of EDT Learning, Inc. with the full power of substitution in the premises.

Name of Assignee                   Address                      Number of Shares








Dated:  ______________________________

In the presence of:


-------------------------------------       ------------------------------------

               (Signature must conform in all respects to the name
                 of the holder as specified on the face of this
              Warrant without alteration, enlargement or any change
               whatsoever, and the signature must be guaranteed in
                               the usual manner.)

                                SUBSCRIPTION FORM


              To be Executed by the Holder of this Warrant if such
                Holder Desires to Exercise this Warrant in Whole
                                   or in Part:


To: EDT Learning, Inc. (the "Company")


     The undersigned __________________________________________________________

     Please insert Social Security or other
     identifying  number of Subscriber: _______________________________________

hereby irrevocably elects to exercise the right of purchase represented by this Warrant for, and to purchase thereunder, ____________ shares of the Common Stock provided for therein and tenders payment herewith to the order of the Company in the amount of $____________, such payment being made as provided on the face of this Warrant.

     Please issue a new Warrant for the unexercised portion of the attached Warrant in the name of the undersigned or in such other name as is specified below.

     The undersigned requests that certificates for such shares of Common Stock be issued as follows:

Name: _________________________________________

Address:  _____________________________________

Deliver to:  __________________________________

Address: ______________________________________

Dated: _______________________       Signature _________________________________

               Note: The signature on this Subscription Form must
              correspond with the name as written upon the face of this Warrant in every particular, without alteration or enlargement or any change whatever.

                                                                       EXHIBIT 4

THIS CONVERTIBLE REDEEMABLE SUBORDINATED NOTE (AND THE SHARES OF COMMON STOCK OF MAKER ACQUIRABLE UPON CONVERSION) HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES ACT. THIS CONVERTIBLE REDEEMABLE SUBORDINATED NOTE (AND THE SHARES OF COMMON STOCK OF MAKER ACQUIRABLE UPON CONVERSION) MUST BE HELD INDEFINITELY AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS MAKER RECEIVES AN OPINION OF COUNSEL, OR OTHER EVIDENCE, REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACTS.

THE TRANSFER OF THIS CONVERTIBLE REDEEMABLE SUBORDINATED NOTE (AND THE SHARES OF COMMON STOCK OF MAKER ACQUIRABLE UPON CONVERSION) IS SUBJECT TO RESTRICTIONS AS PROVIDED IN THIS CONVERTIBLE REDEEMABLE SUBORDINATED NOTE.


                    CONVERTIBLE REDEEMABLE SUBORDINATED NOTE

$500,000                                                          March 29, 2002

     FOR VALUE RECEIVED, the undersigned, EDT Learning, Inc., a Delaware corporation ("Maker"), hereby promises to pay to the order of the Frost National Bank FBO, Renaissance US Growth & Income Trust PLC, Trust No. W00740100 ("Payee"), at Frost National Bank, Attn: Henri Domingues T-8, 100 W. Houston St., San Antonio, TX 78205, or such other place as Payee may from time to time direct Maker in writing, the principal sum of Five Hundred Thousand and 00/100 Dollars ($500,000), together with interest thereon which shall accrue at the rate of twelve percent (12.0%) per annum. Accrued interest shall be due and payable at the end of each calendar quarter following the date of this Convertible Redeemable Subordinated Note (the "Convertible Note") until the principal hereof is paid in full or converted into shares of the common stock of Maker, par value $0.001 per share ("Common Stock"), as herein provided. The principal, together with all accrued but unpaid interest hereon, shall mature and be due and payable on March 31, 2012. Except as otherwise set forth in
Section 8, Maker shall have no right to prepay this Convertible Note prior to the date that this Convertible Note matures as set forth above. All payments on this Convertible Note shall be due and payable in lawful currency of the United States of America.

     This Convertible Note is one of several Convertible Redeemable Subordinated Notes dated of even date herewith and issued by Maker (collectively, the "Convertible Notes") as part of an offering of 60 (subject to increase to 110) units (the "Units") that was conducted by Maker and Murphy & Durieu, the placement agent for the offering, on a best efforts basis. Each Unit consists of one (1) Convertible Note and one (1) Warrant exercisable for 50,000 shares of Common Stock (collectively, the "Warrants").

     1. Conversion. Payee or the then current holder of this Convertible Note may elect to convert this Convertible Note (in whole but not in part) at any time following the date that is sixty (60) days following the date of this Note and prior to maturity. The principal portion of this Convertible Note will convert into duly authorized, validly issued, fully paid and nonassessable shares of Common Stock (the "Underlying Shares"). The conversion price for such conversion shall be a price per share equal to $1.00, or, in case an adjustment in the conversion price has taken place pursuant to the provisions hereof, at the then applicable conversion price as so adjusted (such price as in effect from time to time being referred to herein as the "Conversion Price"). Upon conversion, Payee (or the then current holder of this Convertible Note) shall be obligated to deliver to Maker (i) this Convertible Note for cancellation and
(ii) written notice of the intent of Payee (or the then current holder of this Convertible Note) to convert this Note. Within fifteen (15) days after the giving of such notice, Maker shall issue the appropriate number of Underlying
Shares in accordance with the Conversion Price and deliver to Payee a certificate or certificates therefor, registered in its name, representing such Underlying Shares against delivery to Maker of this Convertible Note marked "paid in full." Payee shall represent in writing to Maker prior to the receipt of the Underlying Shares that such Underlying Shares will be acquired by it for investment only and not for resale or with a view to the distribution thereof, and shall agree that any certificates representing the Underlying Shares may bear a legend, conspicuously noting such restriction, as Maker shall deem reasonably necessary or desirable to enable it to comply with any applicable federal or state laws or regulations.

     Upon conversion of this Convertible Note, the holder hereof shall not be entitled to receive any unaccumulated or unaccrued interest, provided that such holder shall be entitled to receive (by cash payment only) any interest on such portion that accrued prior to such conversion and remained unpaid. In connection with the conversion of this Convertible Note, no fractions of shares of Common Stock shall be issued, but Maker shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fraction of a share multiplied by the Conversion Price.

     2. Antidilution Adjustments. The Conversion Price in effect an any time shall be subject to adjustment as follows:

          (a) In case Maker shall pay or make a dividend or other distribution on any class of capital stock of Maker in shares of Common Stock, the Conversion Price in effect at the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such dividend or other distribution shall be reduced by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination and the denominator of which shall be the sum of such number of shares and the total number of shares constituting such dividend or other distribution, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination.

          (b) In case Maker shall issue rights or warrants to all holders of its shares of Common Stock entitling them to subscribe for or purchase Common Stock at a price per share less than the Fair Value (as defined below) per share of the Common Stock on the date fixed for the determination of stockholders entitled to receive such rights or warrants, the Conversion Price in effect at the opening of business on the day following the date fixed for such determination shall be reduced to the amount determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination, plus the number of shares of Common Stock which the aggregate of the offering price of the total number of shares of Common Stock so offered for subscription or purchase would purchase if purchased at Fair Value, and the denominator of which shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination, plus the number of shares of Common Stock so offered for subscription or purchase, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination.

          (c) In case the outstanding shares of Common Stock shall be subdivided into a greater number of shares, the Conversion Price in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately reduced, and, conversely, in case the outstanding shares of Common Stock shall be combined into smaller number of shares, the Conversion Price in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately increased, such reduction or increase, as the case may be, to become effective immediately upon the opening of business on the day following the day upon which such subdivision or combination becomes effective.

          (d) In case Maker shall, by dividend or otherwise, distribute to all holders of shares of Common Stock evidences of indebtedness or assets (including securities, but excluding any rights or warrants referred to above, any dividend or distribution paid in cash out of the earned surplus of Maker and any dividend or distribution referred to above), the Conversion Price shall be adjusted so that the same shall equal the price determined by multiplying the Conversion Price in effect immediately prior to the close of business on the date fixed for the determination of stockholders entitled to receive such distribution by a fraction, the numerator of which shall be the Fair Value per share of the Common Stock on the date fixed for such determination less the Fair Value of the portion of the assets or evidences of indebtedness so distributed allocable to one share of Common Stock and the denominator of which shall be such Fair Value per share of the Common Stock on the date fixed for such determination, such adjustment to become effective immediately prior to the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such distribution.

          (e) In case the Common Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or a stock dividend described above, or a consolidation, merger or sale of assets described below), then and in each such event the Payee (or the then current holder of this Convertible
     Note) shall have the right thereafter to convert this Convertible Note into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, by holders of the number of shares of Common Stock into which this Convertible Note might have been converted immediately prior to such reorganization, reclassification or change.

          (f) No adjustment in the Conversion Price shall be required unless such adjustment (plus any adjustments not previously made by reason of this paragraph (f)) would require an increase or decrease of at least 1% in such price; provided, however, that any adjustments which, by reason of this paragraph (f), are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2 shall be made to the nearest dollar.

          (g) Whenever the Conversion Price is adjusted as provided in this Convertible Note and upon the request of Payee (or the then current holder of this Convertible Note), Maker shall prepare an Officer's Certificate setting forth the adjusted Conversion Price and showing in reasonable detail the facts upon which such adjustment is based and the computation thereof, and such certificate shall promptly be forwarded to the Payee (or the then current holder of this Convertible Note).

          (h) Maker shall at all times reserve and keep available, free from preemptive rights, out of its authorized shares of Common Stock, for the purpose of effecting the conversion of the Convertible Notes, the full number of shares of Common Stock then issuable upon the conversion of all outstanding Convertible Notes and shall take all action necessary so that shares of Common Stock so issued will be validly issued, fully paid and nonassessable.

          (i) Maker will pay any and all stamp or similar taxes that may be payable in respect of the issuance or delivery of shares of Common Stock on conversion of this Convertible Note. Maker shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that of the Payee, and no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to Maker the amount of any such tax, or has established to the satisfaction of Maker that such tax has been paid.

          (j) Maker agrees that in case of any consolidation of Maker with, or merger of Maker into, any other corporation, or in case of any merger of another corporation into Maker (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock of Maker), or in case of any sale or transfer of all or substantially all of the assets of Maker, Maker shall require the corporation formed by such consolidation or resulting from such merger or which acquires such assets, as the case may be, to execute and deliver to the Payee (or the then current holder of this Convertible Note) an agreement providing that the Payee (or the then current holder of this Convertible Note) shall have the right thereafter to convert this Convertible Note into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock of Maker into which this Convertible Note might have been converted immediately prior to such consolidation, merger, sale or transfer. Such agreement shall provide for adjustments which, for events subsequent to the effective date of such consolidation, merger, sale or transfer, shall be as nearly equivalent as may be practicable to the adjustments provided for herein. The above provisions of this Convertible Note shall similarly apply to successive consolidations, mergers, sales or transfers.

          (k) "Fair Value" of the Common Stock shall be determined from time to time in good faith by the Board of Directors of Maker; provided, however, that if the Common Stock is then traded on the American Stock Exchange (or, if no longer traded on the American Stock Exchange, another national exchange or the NASDAQ Stock Market), then the Fair Value of the Common Stock shall be deemed to be equal to the average quoted closing price of the Common Stock over the five trading days prior to the date of determination. Any valuation made pursuant hereto will be binding upon Maker and all holders of Convertible Notes and their successors and assigns.

          (l) Except as otherwise explicitly set forth in this Section 2, there shall be no antidilution or other adjustments to the Conversion Price.

     3. Events of Default and Remedies. At the option of Payee (or the then current holder of this Convertible Note), the entire amount of the unpaid balance of this Convertible Note, shall immediately become due and payable upon the occurrence of one or more of the following events of default ("Events of Default"):

          (a) Failure of Maker to make any payment on this Convertible Note as and when the same becomes due and payable in accordance with the terms hereof, and such failure continues for a period of thirty (30) days after the receipt by Maker of written notice from Payee (or the then current holder of this Convertible Note) of the occurrence of such failure; or

          (b) Maker shall (i) voluntarily seek, consent to or acquiesce in the benefit or benefits of any Debtor Relief Law (as hereinafter defined) or
     (ii) become party to (or be made the subject of) any proceeding provided by any Debtor Relief Law, other than as a creditor or claimant, that could suspend or otherwise adversely affect the rights of Payee (or the then current holder of this Convertible Note) granted hereunder (unless in the event such proceeding is involuntary, the petition instituting the same is dismissed within 120 days of the filing of same). As used herein, the term

     "Debtor Relief Law" means the Bankruptcy Code of the United States of America and all other applicable liquidation, conservatorship, bankruptcy, moratorium, rearrangement, receivership, insolvency, reorganization or similar debtor relief laws from time to time in effect affecting the rights of creditors generally.

     In the event any one or more of the Events of Default specified above shall have occurred, the holder of this Convertible Note may proceed to protect and enforce its rights either by suit in equity or by action at law, or by other appropriate proceedings, whether for the specific performance of any covenant or agreement contained in this Convertible Note or in aid of the exercise of any power or right granted by this Convertible Note, or to enforce any other legal or equitable right of the holder of this Convertible Note.

     4. Successors and Assigns. All of the covenants, stipulations, promises and agreements in this Convertible Note made by or on behalf of Maker shall bind its successors and assigns, whether so expressed or not; provided, however, that Maker may not, without the prior written consent of Payee (or the then current holder of this Convertible Note), assign any of its rights, powers, duties or obligations under this Convertible Note.

     5. Maximum Interest. Regardless of any provision contained herein, Maker shall never be required to pay and the holder hereof shall never be entitled to receive, collect or apply as interest hereon, any amount in excess of the highest lawful interest rate permitted under applicable law, and in the event the holder hereof receives, collects or applies, as interest, any such excess, such amounts which would be excessive interest shall be deemed a partial prepayment of principal and treated hereunder as such for all purposes; and, if the principal hereof is paid in full, any remaining excess shall be refunded to Maker. In determining whether or not the interest paid or payable, under any specific contingency, exceeds the highest lawful interest rate, Maker and the holder hereof shall, to the maximum extent permitted under applicable law (a) characterize any nonprincipal payment as an expense, fee or premium rather than as interest, (b) exclude prepayments and the effects thereof, and (c) pro rate, allocate and spread the total amount of interest throughout the entire contemplated term hereof; provided that if the indebtedness evidenced hereby is paid and performed in full prior to the end of the full contemplated term hereof, and if the interest received for the actual period of existence thereof exceeds the highest lawful interest rate, the holder hereof shall either apply as principal reduction or refund to Maker the amount of such excess, and in such event, the holder hereof shall not be subject to any penalties provided by any laws for contracting for, charging or receiving interest in excess of the highest lawful interest rate.

     6. Restrictions on Transferability. By taking this Convertible Note, Payee acknowledges that (a) this Convertible Note (and the shares of Common Stock of Maker acquirable upon conversion) has been acquired for investment and has not been registered under the Securities Act of 1933, as amended (the "Securities Act") or any state securities act and (b) this Convertible Note (and the shares of Common Stock of Maker acquirable upon conversion) must be held indefinitely unless (i) subsequent disposition thereof is registered under the Securities Act and all applicable state securities laws or (ii) an exemption from such registration is available and Maker receives an opinion of counsel, or other evidence, reasonably satisfactory to Maker stating that such disposition is made in compliance with an exemption from such registration, and prospectus delivery requirements.

     7. Subordination. To the extent and in the manner hereinafter set forth in this Section 7, the indebtedness represented by this Convertible Note and any renewals or extensions thereof shall at all times be wholly subordinate and junior in right of payment to the prior payment in full of any and all Senior Indebtedness.

          (a) Senior Indebtedness. "Senior Indebtedness" means the principal of, premium, if any, and unpaid interest (including without limitation any interest accruing from and after the date of any filing made in respect of Maker or any of its Subsidiaries pursuant to Chapter 11 of Title 11 of the U.S. Code, whether or not a claim for such interest would be recognized or allowed in such proceeding) on the following, whether outstanding at the date hereof or thereafter incurred or created: (i) Indebtedness of Maker for money borrowed (including purchase-money obligations), evidenced by notes or other written obligations, (ii) Indebtedness of Maker evidenced by notes, debentures, bonds or other securities issued under the provisions of an indenture or similar instrument, (iii) obligations of Maker as lessee under capital leases and under leases of property made as part of any sale and leaseback transactions, (iv) any Hedging Transactions, (v) Indebtedness of others of any of the kinds described in the preceding clauses (i) through (iv) assumed or guaranteed by Maker and (vi) renewals, extensions and refundings of, and Indebtedness and obligations of a successor person issued in exchange for or in replacement of, Indebtedness or obligations of the kinds described in the preceding clauses (i) through (v); provided, however, that the following shall not constitute Senior Indebtedness: (A) any Indebtedness or obligation as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such Indebtedness or obligation is subordinate in right of payment to all other Indebtedness of Maker not expressly subordinated to such Indebtedness or obligation; (B) any Indebtedness or obligation which by its terms refers explicitly to the Convertible Notes and states that such Indebtedness or obligation shall not be senior in right of payment thereto; (C) any Indebtedness or obligation of Maker in respect of the Convertible Notes; (D) Indebtedness or other obligations of Maker to any stockholder, director, officer or employee of Maker or any of its Subsidiaries; and (E) Indebtedness guaranteed by Maker on behalf of any stockholder, director, officer or employee of Maker or any of its Subsidiaries.

          (b) Payment Over of Proceeds Upon Dissolution, Etc. In the event of any liquidation of Maker or of any execution, sale, receivership, insolvency, bankruptcy, readjustment, reorganization, marshaling of assets and liabilities, assignment for the benefit of creditors or other similar proceeding relative to Maker or its property (a "Creditors' Proceeding"), all principal and interest owing on all Senior Indebtedness shall first be paid in full before any payment is made upon the indebtedness evidenced by the Convertible Notes, and in any such event any payment or distribution of any kind or character, whether in cash, property or securities (other than in securities or other evidences of indebtedness, the payment of which is subordinated to the payment of all Senior Indebtedness that may at the time be outstanding) that shall be made upon or in respect of the Convertible Notes shall be paid over to the holders of such Senior Indebtedness, for application in payment thereof in accordance with the priorities then existing among such holders unless and until such Senior Indebtedness shall have been paid or satisfied in full.

          (c) No Payment When Senior Indebtedness in Default

               (i) Upon the failure to pay (beyond any applicable cure or grace periods) any installment of principal, premium, interest, fees or any other amounts owing on any Senior Indebtedness when the same becomes due and payable, including without limitation a declaration that such principal amount of Senior Indebtedness has been declared to be due and payable prior to its maturity (a "Payment Default"), no payment of principal, premium (if any), interest or other amounts owing shall be made on the Convertible Notes or on account of the purchase or other acquisition of Convertible Notes unless and until (i) such default shall have been cured or expressly waived or shall have ceased to exist or (ii) adequate provision has been made for the payment of such Senior Indebtedness in a manner satisfactory to the holders of at least 25% of the then outstanding amount of such Senior Indebtedness.

               (ii) Upon the occurrence of any default with respect to Senior Indebtedness (other than a Payment Default), which default would permit the holders of such Senior Indebtedness to cause such Senior Indebtedness to become due prior to its stated maturity (a "Nonpayment Default"), upon written notice thereof given to Maker and the holder of this Convertible Note by any holders of any Senior Indebtedness ("Payment Notice"), then, unless and until such Nonpayment Default shall have been cured or waived or shall cease to exist, no payment (other than in capital stock or evidences of Indebtedness, the payment of which is subordinated to the payment of all Senior Indebtedness, to the same extent as the Convertible Notes, that may at the time be outstanding) shall be made by Maker in respect of the Convertible Notes or to acquire any of the Convertible Notes; provided, however, that this paragraph (ii) shall not prevent the making of any payment
          (x) which is made 180 days or more after the Payment Notice shall have been given or (y) if earlier, after the date on which such Senior Indebtedness shall have been paid in full in cash or in any other manner acceptable to holders of such Senior Indebtedness or the date on which application of this paragraph (ii) has been cured or waived in writing by the holders of such Senior Indebtedness (or their representatives) in accordance with the terms of the document pursuant to which it was issued. Maker shall promptly deliver such Payment Notice to the holders of the Convertible Notes. Notwithstanding the foregoing, (A) not more than one Payment Notice shall be given within a period of 365 consecutive days, and (B) no Nonpayment Default which existed or was continuing on the date of any Payment Notice (whether or not such event of default is on the same issue or Senior
          Indebtedness) may be made the basis for the giving of a subsequent Payment Notice.

          (d) Payment Permitted if No Default. Except as provided in subsections
     (b) and (c) of this Section 7, nothing contained in this Convertible Note shall prevent Maker from making payments at any time of principal of (and premium, if any) or interest on the Convertible Notes.

          (e) No Waiver of Subordination Provisions. No right of any holder of any Senior Indebtedness to enforce subordination as herein provided shall at any time or in any way be affected or impaired by any failure to act on the part of Maker or the holders of Senior Indebtedness, or by any noncompliance by Maker with any of the terms, provisions and covenants of this Convertible Note, regardless of any knowledge thereof that any such holder of Senior Indebtedness may have or be otherwise charged with.

          Without in any way limiting the generality of the foregoing paragraph, the holders of Senior Indebtedness may, at any time and from time to time, without the consent of or notice to the holders of the Convertible Notes, without incurring responsibility to the holders of the Convertible Notes and without impairing or releasing the subordination provided in this
     Section 7 or the obligation hereunder of the holders of the Convertible Notes to the holders of Senior Indebtedness, do any one or more of the following:

               (i) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, Senior Indebtedness, or otherwise amend or supplement in any manner Senior Indebtedness or any instrument evidencing the same or any agreement under which Senior Indebtedness is outstanding;

               (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Senior Indebtedness;

               (iii) release any person liable in any manner for the collection of Senior Indebtedness; and

               (iv) exercise or refrain from exercising any rights against Maker and any other person.

          (f) Notice. Maker shall give prompt written notice to holders of the Convertible Notes of any fact known to Maker that would prohibit the making of any payment in respect of the Convertible Notes pursuant to this Section 7.

          (g) Reliance on Judicial Order or Certificate of Liquidating Agent. Upon any payment or distribution of assets of Maker referred to in this
     Section 7, the holders of the Convertible Notes shall be entitled to rely upon any order or decree entered by any court of competent jurisdiction in which such liquidation or Creditors' Proceeding is pending, or a certificate of the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee for the benefit of creditors, agent or other person making such payment or distribution, delivered to the holders of Convertible Notes, for the purpose of ascertaining the persons entitled to participate in such payment or distribution, the holders of the Senior Indebtedness and other Indebtedness of Maker, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Section 7.

          (h)  Certain  Conversions  Deemed  Payment.  For the  purposes of this
     Section 7 only, (i) the issuance and delivery of junior securities upon conversion of Convertible Notes shall not be deemed to constitute a payment or distribution on account of the principal of or premium or interest on Convertible Notes or on account of the purchase or other acquisition of Convertible Notes, and (ii) the payment, issuance or delivery of cash, property or securities (other than junior securities) upon conversion of a Convertible Note shall be deemed to constitute payment on account of the principal of such Convertible Note. For the purposes of this subsection 7(h), the term "junior securities" means (A) shares of any stock of any class of Maker and (B) securities of Maker that are subordinated in right of payment to all Senior Indebtedness that may be outstanding at the time of issuance or delivery of such securities to substantially the same extent as, or to a greater extent than, the Convertible Notes are so subordinated as provided in this Section 7. Nothing contained in this Section 7 or elsewhere in this Convertible Note is intended to or shall impair, as among Maker, its creditors other than holders of Senior Indebtedness and the holders of the Convertible Notes, the right, which is absolute and unconditional, of the holder of any Convertible Notes to convert such Convertible Note in accordance with Section 1.

          (i) Holders of Convertible Notes to be Subrogated to Rights of Holders of Senior Indebtedness. Subject to the payment in full in cash, or in any other manner acceptable to holders of Senior Indebtedness (in their sole discretion), of all Senior Indebtedness, the holders of Convertible Notes shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of Maker applicable to the Senior Indebtedness until all amounts owing on the Convertible Notes shall be paid in full in cash, and for the purpose of such subrogation no such payments or distributions to the holders of Senior Indebtedness by or on behalf of Maker, or by or on behalf of the holders of the Convertible Notes by virtue of this Section 7, which otherwise would have been made to the holders of the Convertible Notes shall, as between Maker, its creditors other than the holders of Senior Indebtedness and the holders of the Convertible Notes, be deemed to be payment by Maker to or on account of the Senior Indebtedness, it being understood that the provisions of this
     Section 7 are, and are intended, solely for the purpose of defining the relative rights of the holders of the Convertible Notes, on the one hand, and the holders of Senior Indebtedness, on the other hand.

     As used in this Section 7:

     "GAAP" shall mean generally accepted accounting principles as in effect in the United States of America from time to time and applied consistently throughout the relevant periods.

     "Hedging Transaction" shall mean, with respect to any Person, (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements of such Person, (ii) currency swap agreements and currency cap agreements of such Person and (iii) other written agreements or arrangements principally designed to protect such Person against fluctuations in interest rates or currency values or the price of any commodity used in the business of such Person.

     "Indebtedness" means (without duplication), when used with reference to any
Person:

          (i) any obligation, contingent or otherwise, (A) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or (B) evidenced by bonds, notes, debentures or similar instruments or letters of credit or (C) representing the balance deferred and unpaid of the purchase price of any property, if and to the extent (but only to the extent) any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person and its Subsidiaries prepared on a consolidated basis in accordance with GAAP, and

          (ii) shall also include, regardless of whether such items would appear upon a balance sheet, (A) the principal component of any Capitalized Lease Obligations of such Person, (B) obligations secured by a Lien to which any property or asset, including leasehold interests and any other tangible or intangible property rights, owned by such Person is subject, whether or not the obligations secured thereby shall have been assumed by such Person (provided, however, that, if the obligations have not been assumed by such Person such obligations shall be deemed to be in an amount equal to the lesser of (1) the fair market value (as determined in good faith by the Board of Directors of Maker and as evidenced by a board resolution) of the property or properties to which the Lien relates or (2) the amount of the Indebtedness secured by such Lien) by such Person or shall otherwise be such Person's legal liability, (C) reimbursement obligations and all other liabilities (contingent or otherwise) of such Person in respect of letters of credit and letter of credit guarantees, (D) any obligation of such Person in respect of Hedging Transactions, and (E) guarantees by such Person of items which would be included within this definition, to the extent of such guarantees.

     "Lien" shall mean any mortgage, pledge, lien, encumbrance or security interest of any kind (including, without limitation, any conditional sale or other title retention agreement), any lease in the nature thereof, any option or other agreement to sell and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction, but shall not include any restriction on transfer imposed under federal or state securities laws.

     "Person" or "person" shall mean any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof.

     "Subsidiary" shall mean, with respect to any Person: (i) a corporation in which such Person or one or more Subsidiaries of such Person own in the aggregate voting securities representing in excess of 50% of the total number of votes that could be cast in the election of directors of such corporation by the holders of all then outstanding voting securities of such corporation and (ii) any other Person (other than a corporation) of which such Person, one or more Subsidiaries of such Person, or such Person and one or more Subsidiaries of such Person directly or indirectly, has (X) at least a majority ownership interest or
(Y) the power to elect or direct the election of at least a majority of the directors or other governing body.

     8. Redemption. This Convertible Note may be redeemed in whole, but not in part, at the election of Maker for the principal amount of this Convertible Note plus accrued but unpaid interest at any time after such time as the closing price of the Common Stock (as quoted on the American Stock Exchange, the NASDAQ Stock Market, or such other national exchange, if any, on which the Common Stock is then quoted) has equaled or exceeded an amount equal to the product of (i) three, multiplied by (ii) the amount of the Conversion Price then in effect, for a period of twenty (20) consecutive trading days. Maker shall provide Payee with written notice (the "Redemption Notice") at least thirty (30) days prior to the date this Convertible Note shall be redeemed (such date of redemption, the "Redemption Date") of its intent to redeem this Convertible Note. The Redemption Notice shall specify the Redemption Date, the principal amount of this Convertible Note and the amount of accrued but unpaid interest that will be outstanding as of the Redemption Date. Nothing contained herein shall be construed to prevent Payee from converting this Convertible Note subsequent to Payee's receipt of the Redemption Notice but prior to the Redemption Date. Upon redemption, Payee (or the then current holder of this Convertible Note) shall be obligated to deliver this Convertible Note to Maker for cancellation and Maker shall be obligated to deliver to Payee (or the then current holder of this Convertible Note) a cashier's check in an amount equal to the principal amount of this Convertible Note plus accrued but unpaid interest.

     9. Payee's Registration Rights.

     (a) Upon receipt of notice (the "Registration Request Notice") requesting registration under the Securities Act of Underlying Shares from the holders of Notes and Warrants representing more than fifty percent (50%) of the aggregate Underlying Shares, on only one occasion, at any time commencing on the date hereof and terminating two years thereafter, Maker will offer to Payee the opportunity to include its Underlying Shares in such registration. Maker will use its reasonable best efforts to file with the Securities and Exchange Commission (the "Commission") as promptly as practicable, a registration statement (the "Demand Registration Statement"), and will use its reasonable best efforts to have the Demand Registration Statement declared effective and remain effective until the earliest of (i) two years after the date it is declared effective, (ii) the date all the Underlying Shares registered thereby have been sold, or, (iii) in the reasonable opinion of the Maker's counsel, the

Underlying Shares may be sold publicly without registration. Maker will also use its reasonable best efforts to qualify the Underlying Shares under the securities laws of the state where Payee resides provided Maker is not required to execute a general consent to service or to qualify to do business in such state. This offer to Payee shall be made within twenty (20) days after Maker receives the Registration Request Notice. If Payee elects to include its Underlying Shares in the Demand Registration Statement, it will, in a timely fashion, provide Maker and its counsel with such information and execute such documents as Maker's counsel may reasonably require to prepare and process the Demand Registration Statement, it shall have no further rights to registration of its Underlying Shares under this Section 9(a). In the event that Maker has filed a registration statement with the Commission relating to its securities within ninety (90) days prior to its receipt of the Registration Request Notice, which registration statement has not been declared effective, Payee agrees that Maker can thereafter delay the filing of the Demand Registration Statement for a period not to exceed ninety (90) days. Anything to the contrary notwithstanding, in no event shall Maker be required to file a Demand Registration Statement with the Commission prior to one hundred and eighty (180) days after the date hereof. As used in this Section 9 only, "Underlying Shares" shall be deemed include shares of Common Stock issuable both (i) upon conversion of the Notes and (ii) upon exercise of the Warrants.

     (b) If at any time after the date hereof, Maker proposes to file a registration statement under the Securities Act with respect to any of its securities (except one relating to stock option or employee benefit plans or a merger, acquisition or similar transaction), Maker shall give written notice of its intention to effect such filing to Payee at least thirty (30) days prior to filing such registration statement (the "Piggyback Registration Statement"). If the Payee's Underlying Shares have not been previously registered and Payee
desires  to  include  its  Underlying  Shares  in  the  Piggyback   Registration
Statement, it shall notify Maker in writing within fifteen (15) days after receipt of such notice from Maker, in which event Maker shall include Payee's Underlying Shares in the Piggyback Registration Statement. If Payee elects to include its Underlying Shares in the Piggyback Registration Statement as set forth herein, it shall, in a timely manner, provide Maker and its counsel with such information and execute such documents as its counsel may reasonably require to prepare and process the Piggyback Registration Statement. Anything to the contrary notwithstanding, in the event that the offering for which the Piggyback Registration Statement has been filed is to be effected through or with the assistance of an underwriter, Payee will consent to restrict the sale of its Underlying Shares or reduce the number of its Underlying Shares (on a pro rata basis with shares of Common Stock issued to any other stockholders of Maker prior to or after the date hereof, and that, as of the time of determination, have presently exercisable registration rights and are requested by such stockholders to be included in such Piggyback Registration Statement) that may be included in such Piggyback Registration Statement in accordance with the requirements of such underwriter.

     (c) Maker will provide Payee with a copy of the Demand Registration Statement or the Piggyback Registration Statement, as the case may be, and any amendments thereto, and copies of the final prospectus included therein in such quantities as may reasonably be required to permit Payee to sell its Underlying Shares after the Demand Registration Statement or the Piggyback Registration Statement is declared effective by the Commission.

     (d) Maker will bear all expenses (except underwriting discounts and commission, if any, and the legal fees and expenses, if any, of counsel to Payee) necessary and incidental to the performance of its obligations under this Section.

     (e) Maker and Payee, if Payee's Underlying Shares are included in a Demand Registration Statement or Piggyback Registration Statement pursuant to this Section, shall provide customary and appropriate cross indemnities to each other covering the information supplied by the indemnifying party for inclusion in the Demand Registration Statement or Piggyback Registration Statement.

     (f) Anything to the contrary notwithstanding, Maker shall not be required to register any Underlying Shares or provide notices under this Section 9 to a Payee whose Underlying Shares are either (i) are covered by a then currently effective registration statement or (ii) in the reasonable opinion of Maker's counsel, may be sold pursuant to the exemption from registration provided by Section (k) of Rule 144 promulgated under the Act.

     10. Representations and Warranties of Maker. Maker represents and warrants that, as of the date of this Convertible Note, it: (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power to carry on its business as now conducted and to own its properties and assets it now owns; (ii) is duly qualified or licensed to do business as a foreign corporation in good standing in the jurisdictions in which ownership of property or the conduct of its business requires such qualification except jurisdictions in which the failure to qualify to do business will have no material adverse effect on its business or financial condition; (iii) has full power and authority to execute and deliver this Convertible Note, and that the execution and delivery of this Convertible Note will not result in the breach of or default under, with or without the giving of notice and/or the passage of time, any other agreement, arrangement or indenture to which it is a party or by which it may be bound, or the violation of any law, statute, rule, decree, judgment or regulation binding upon it; and (iv) has taken and will take all acts required, including but not limited to authorizing the signatory hereof on its behalf to execute this Convertible Note, so that upon the execution and delivery of this Convertible Note, it shall constitute the valid and legally binding obligation of Maker enforceable in accordance with the terms thereof.

     11. Limitation of Liability. A director, officer, employee or stockholder, as such, of Maker shall not have any liability for any obligations of Maker under this Convertible Note or for any claim based on, in respect or by reason of such obligations or their creation. Payee, by accepting this Convertible Note, waives and releases all such liability. The waiver and release are part of their consideration for the issuance of this Convertible Note.

     12. Governing Law; Venue. This Convertible Note shall be governed by and construed in accordance with the substantive laws (but not the rules governing conflicts of laws) of the State of Delaware.

     13. Notice. Any notices required or permitted to be given under the terms of this Convertible Note shall be sent by certified or registered mail (with return receipt requested) or delivered personally or by courier (including a nationally recognized overnight delivery service) or by facsimile transmission. Any notice so given shall be deemed effective three days after being deposited in the U.S. Mail, or upon receipt if delivered personally or by courier or facsimile transmission, in each case addressed to a party at the following address or such other address as each such party furnishes to the other in accordance with this Section 13:

                  If to the Company:  EDT Learning, Inc.
                                      2999 North 44th Street
                                      Suite 650
                                      Phoenix, AZ  85018
                                      Telephone:  (602) 952-1200
                                      Facsimile:  (602) 952-0544
                                      Attention:  President

                    If to the Payee:  Frost National Bank,
                                      Attn:  Henri Domingues T-8.
                                      100 W. Houston St.
                                      San Antonio, TX  78205

                                               Or

                                      Frost National Bank
                                      Attn:  Henri Domingues T-8
                                      P.O. Box 2950
                                      San Antonio, TX  78299-2950

                          Copies to:  Renaissance Capital Group, Inc.
                                      Attn:  Lynne Marie True
                                      8080 N. Central Expressway
                                      Suite 210 LB-59
                                      Dallas, TX  75026
                                      Telephone:  (214) 891-8294

                                      Sinclair Henderson Limited
                                      Attn:  Liz Batson
                                      23 Cathedral Yard
                                      Exeter
                                      EX11HB

     14. Severability. In case any one or more of the provisions contained in this Convertible Note shall for any reason be held to be invalid, illegal and unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

     15. Loss, Theft, Destruction, or Mutilation. Upon receipt by Maker of evidence reasonably satisfactory to it of loss, theft, destruction or mutilation of this Convertible Note (and upon surrender of this Convertible Note if mutilated), and upon reimbursement of Maker's reasonable incidental expenses and in the case of loss, theft or destruction, indemnity and/or security as Maker shall, at its option, request, Maker shall make and deliver or caused to be made and delivered to Payee a new Convertible Note of like date and tenor in lieu of this Convertible Note.

     16. Modification of convertible Note or Waiver of Terms Thereof Relating to Payee. No modification or waiver of any of the provisions of this Convertible Note shall be effective unless in writing and signed by Payee and then only to the extent set forth in such writing, or shall any such modification or waiver be applicable except in the specific instance for which it is given. This Convertible Note may not be discharged orally but only in writing duly executed by Payee.

     EXECUTED as of the date set forth above.

                                        MAKER:

                                        EDT LEARNING, INC.



                                        By:  ___________/S/_____________
                                             James M. Powers, Jr., its President
                                             and Chief Executive Officer

The Frost National Bank FBO, Renaissance US Growth & Income Trust PLC, Trust No. W00740100
$500,000

                                                                       EXHIBIT 5

                             RESTRICTION ON TRANSFER

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. THIS WARRANT MAY NOT BE TRANSFERRED, AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT CANNOT BE SOLD OR TRANSFERRED, WITHOUT (I) THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER MAY BE LAWFULLY MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ALL APPLICABLE STATE SECURITIES LAWS OR (II) SUCH REGISTRATION.


                                     WARRANT
                                  (Redeemable)

                  To Subscribe for and Purchase Common Stock of

                               EDT Learning, Inc.


     THIS CERTIFIES THAT, for value received, The Frost National Bank FBO, Renaissance US Growth & Income Trust PLC, Trust No. W00740100, or its registered assigns (the "Holder"), is entitled to subscribe for and purchase from EDT Learning, Inc., a Delaware corporation (the "Company"), at the exercise price of Three Dollars ($3.00) per share (the "Exercise Price") at any time from and after the date hereof to and including the third anniversary of the date of this Warrant (this "Warrant"), 50,000 shares of the Company's common stock, par value $0.001 per share ("Common Stock"). The Exercise Price shall be subject to adjustment as provided in Section 5 hereof.

     This Warrant is one of several Warrants dated of even date herewith and issued by the Company (collectively, the "Warrants") as part of an offering of 60 (subject to increase to 110) units (the "Units") that was conducted by the Company and Murphy & Durieu, the placement agent for the offering, on a best efforts basis. Each Unit consists of one (1) Warrant exercisable for 50,000 shares of Common Stock and one (1) Convertible Redeemable Subordinated Note (collectively, the "Notes").

     This Warrant is subject to the following provisions, terms and conditions:

     1. (a) The rights represented by this Warrant may be exercised by the Holder hereof, in whole or in part, by written notice of exercise delivered to the Company and by the surrender of this Warrant (properly endorsed if required) at the principal office of the Company at 2999 North 44th Street, Suite 650, Phoenix, Arizona 85018 (or such other location as the Company may designate by notice in writing to the Holder hereof) and upon payment to it by certified check of the Exercise Price for the shares of Common Stock to be issued upon exercise (the "Warrant Shares"). The Company shall not be required to issue fractions of shares of Common Stock upon exercise of this Warrant. If any fraction of a share would, but for this Section, be issuable upon any exercise of this Warrant, and if the Company shall have elected not to issue such fraction of a share, in lieu of such fractional share the Company shall pay to the Holder, in cash, an amount equal to such fraction of the fair market value per share of outstanding Common Stock of the Company on the Business Day immediately prior to the date of such exercise (the fair market value for such purpose shall be the closing price of the Common Stock on the principal stock exchange on which the Common Stock is then traded or the principal quotation system in which bid and ask prices for the Common Stock are then maintained). The Company agrees that the shares so purchased shall be and are deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment tendered for such shares as aforesaid. Subject to the provisions of the next succeeding paragraph, certificates for the shares of stock so purchased (bearing an appropriate legend to indicate that the shares have not been registered under securities laws) shall be delivered to the Holder hereof within a reasonable time, not exceeding 10 days, after the rights represented by this Warrant shall have been so exercised, and, unless this Warrant has expired, a new Warrant reflecting the shares, if any, as to which this Warrant shall not then have been exercised shall also be delivered to the Holder hereof within such time.

     (b) This Warrant may be redeemed in whole, but not in part, at the election of the Company for the price of $0.001 per share of Common Stock for which this Warrant is exercisable at any time after such time as the closing price of the Common Stock (as quoted on the American Stock Exchange, the NASDAQ Stock Market, or such other national exchange, if any, on which the Common Stock is then quoted) has equaled or exceeded $5.50 per share for a period of twenty (20) consecutive trading days. The Company shall provide Holder with written notice (the "Redemption Notice") at least thirty (30) days prior to the date this Warrant shall be redeemed (such date of redemption, the "Redemption Date") of its intent to redeem this Warrant. The Redemption Notice shall specify the Redemption Date. Nothing contained herein shall be construed to prevent Holder from exercising this Warrant subsequent to Holder's receipt of the Redemption Notice but prior to the Redemption Date. Upon redemption, Holder (or the then current holder of this Warrant) shall be obligated to deliver this Warrant to the Company for cancellation and the Company shall be obligated to deliver to Holder (or the then current holder of this Warrant) a check in an amount equal to the product of (i) $0.001 multiplied by (ii) the number of shares of Common Stock for which this Warrant is then exercisable.

     2. Notwithstanding the foregoing, however, the Company shall not be required to deliver any certificate for shares of stock upon exercise of this Warrant except in accordance with the provisions of this Agreement and the restrictive legend under the heading "Restriction on Transfer."

     3. The Holder acknowledges that this Warrant as well as the Warrant Shares for which this Warrant may be exercised, have not been and, except as otherwise provided herein, will not be registered under the Securities Act of 1933, as amended (the "Act"), or qualified under applicable state securities laws and that the transferability thereof is restricted by the registration provisions of the Act as well as such state laws. The Holder represents that it is acquiring the Warrant and will acquire the Warrant Shares for its own account, for investment purposes only and not with a view to resale or other distribution thereof, nor with the intention of selling, transferring or otherwise disposing of all or any part of such securities for any particular event or circumstance, except selling, transferring or disposing of them upon full compliance with all applicable provisions of the Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Rules and Regulations promulgated by the Securities and Exchange Commission (the "Commission") thereunder, and any applicable state securities laws. The Holder further understands and agrees that
(i) neither the Warrant nor the Warrant Shares may be sold unless they are subsequently registered under the Act and qualified under any applicable state securities laws or, in the opinion of the Company's counsel, an exemption from such registration and qualification is available; (ii) any routine sales of the Company's securities made in reliance upon Rule 144 promulgated by the Commission under the Act, can be effected only in the amounts set forth in and pursuant to the other terms and conditions, including applicable holding periods, of that Rule; and (iii) except as otherwise set forth herein, the Company is under no obligation to register the Warrant or the Warrant Shares on their behalf or to assist it in complying with any exemption from registration under the Act. The Holder agrees that each certificate representing any Warrant Shares for which this Warrant may be exercised will bear on its face a legend in substantially the following form:

                    These   securities  have  not  been  registered   under  the
                    Securities Act of 1933 or qualified under any state securities laws. They may not be sold, hypothecated or otherwise transferred in the absence of an effective registration statement under that Act or qualification under applicable state securities laws without an opinion acceptable to counsel to the Company that such registration and qualification are not required.

     4. The Company covenants and agrees that:

     (a) all shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be duly authorized and issued, fully paid and nonassessable and free from all preemptive rights of any stockholder, and from all taxes, liens and charges with respect to the issue thereof (other than transfer taxes);

     (b) during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized, and reserved for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant; and

     (c) during the period within which the rights represented by this Warrant may be exercised, the Company further will use reasonable best efforts to maintain the eligibility of the Common Stock for listing on the American Stock Exchange and quotation on the domestic over-the- counter market and use reasonable best efforts to keep the Common Stock so listed and quoted.

     5. (a) If the Company shall, after the date of issuance of this Warrant, subdivide its outstanding shares of Common Stock into a greater number of shares or consolidate its outstanding shares of Common Stock into a smaller number of shares (any such event being called a "Common Stock Reorganization"), then the Exercise Price shall be adjusted, effective at such time, to a number determined by multiplying the Exercise Price then in effect by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately before such Common Stock Reorganization and the denominator of which shall be the number of shares outstanding after giving effect to such Common Stock Reorganization.

     (b) If the Company shall after the date of issuance of this Warrant issue or distribute to all or substantially all holders of shares of Common Stock evidences of indebtedness, any other securities of the Company or any property or assets other than cash, and if such issuance or distribution does not constitute a Common Stock Reorganization (any such nonexcluded event being herein called a "Non-Cash Dividend"), the Exercise Price shall be adjusted (but not increased), effective immediately after the record date at which the holders of shares of Common Stock are determined for purposes of such Non-Cash Dividend, to a number determined by multiplying the Exercise Price immediately before such Non-Cash Dividend by a fraction, the numerator of which shall be the last sales price per share of outstanding Common Stock of the Company on such record date less the then fair market value, as determined in good faith by the Board of Directors of the Company, of the evidences of indebtedness, securities, cash, or property or other assets issued or distributed in such Non-Cash Dividend with respect to one share of Common Stock and the denominator of which shall be the last sales price per share of outstanding Common Stock on such record date.

     (c) If after the date of issuance of this Warrant there shall be any consolidation or merger to which the Company is a party, other than a consolidation or a merger in which the Company is a continuing corporation and which does not result in any reclassification of, or change (other than a Common Stock Reorganization or a change in par value) in, outstanding shares of Common Stock, or any sale or conveyance of the property of the Company as an entirety or substantially as an entirety (any such event being called a "Capital
Reorganization"), then, effective upon the effective date of such Capital Reorganization, the Holder shall have the right to purchase, upon exercise of this Warrant and in lieu of the shares of Common Stock immediately theretofore purchasable hereunder, the kind and amount of shares of stock and other securities and property (including cash) which the Holder would have owned or have been entitled to receive after such Capital Reorganization if this Warrant had been exercised immediately prior to such Capital Reorganization, assuming such holder (i) is not a person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or conveyance was made, as the case may be ("constituent person") and (ii) failed to exercise his rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon such Capital Reorganization (provided that if the kind or amount of securities, cash or other property receivable upon such Capital Reorganization is not the same for each share of Common Stock held immediately prior to such consolidation, merger, sale or conveyance by other than a constituent person or an affiliate thereof and in respect of which such rights of election shall not have been exercised ("non-electing share"), then for the purposes of this paragraph the kind and amount of shares of stock and other securities or other property (including cash) receivable upon such Capital Reorganization shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares).

As a condition to effecting any Capital Reorganization, the Company or the successor or surviving corporation, as the case may be, shall execute and deliver to the Holder an agreement as to the Holder's rights in accordance with this Section 5(c), providing for subsequent adjustments as nearly equivalent as may be practicable to the adjustments provided for in this Section 5. The provisions of this Section 5(c) shall similarly apply to successive Capital Reorganizations.



     (d) If after the date of the issuance of this Warrant the Company shall issue by reclassification of its shares of Common Stock other securities of the Company, then the number of shares of Common Stock purchasable upon exercise of the Warrant immediately prior to such issuance shall be adjusted so that the Holder upon exercise hereof shall be entitled to receive the kind and number of shares of Common Stock or other securities of the Company which it would have owned or have been entitled to receive after such issuance, had this Warrant been exercised immediately prior to such issuance or any record date with respect thereto. An adjustment made pursuant to this Section 5(d) shall become effective upon the date of the issuance retroactive to the record date with respect thereto, if any. Such adjustment shall be made successively whenever such an issuance is made.

     (e) (i) Any adjustments pursuant to this Section 5 shall be made successively whenever an event referred to herein shall occur.

          (ii) If the Company shall set a record date to determine the holders of shares of Common Stock for purposes of a Common Stock Reorganization, Non-Cash Dividend or Capital Reorganization, and shall legally abandon such action prior to effecting such action, then no adjustment shall be made pursuant to this Section 5 in respect of such action.

          (iii) No adjustment in the Exercise Price shall be made hereunder unless such adjustment decreases such price by one percent or more, but any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which together with any adjustments so carried forward shall serve to adjust such price by one percent or more.

          (iv) No adjustment in the Exercise Price shall be made hereunder if such adjustment would reduce the exercise price to an amount below par value of the Common Stock, which par value shall initially be $0.001 per share of Common Stock.

     (f) As a condition precedent to the taking of any action which would require an adjustment pursuant to this Section 5, the Company shall take any action which may be necessary, including obtaining regulatory approvals or exemptions, in order that the Company may thereafter validly and legally issue as fully paid and nonassessable all shares of Common Stock which the Holder is entitled to receive upon exercise thereof.

     (g) Promptly after an adjustment or readjustment pursuant to this Section 5 becomes determinable, the Company shall give notice to the Holder of any action which requires an adjustment or readjustment pursuant to this Section 5, describing such event in reasonable detail and specifying the record date or effective date, if determinable, the required adjustment and the computation thereof, if applicable. If the Holder fails to object to any such notice within 30 days of receipt of the Company's notice, the adjustment will be deemed accepted by the Holder.

     6. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company (the original Holder's indemnity being satisfactory indemnity in the event of loss, theft or destruction of any Warrant owned by such Holder), or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Company will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor and representing the right to purchase the same aggregate number of shares of Common Stock as provided for in such lost, stolen, destroyed or mutilated Warrant.

     7. The Holder shall not, as holder of this Warrant, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of this Warrant for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the Holder, as holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (including without limitation, a Capital Reorganization), or to receive notice of meetings, or to receive dividends or subscription rights, until the Holder shall have exercised this Warrant and been issued shares of Common Stock in accordance with the provisions hereof.

     8. The Holder of this Warrant, by acceptance hereof, agrees to give written notice to the Company before transferring this Warrant or transferring any Common Stock issuable or issued upon the exercise hereof of such Holder's intention to do so, describing briefly the manner of any proposed transfer of this Warrant or such Holder's intention as to the disposition to be made of shares of Common Stock issuable or issued upon the exercise hereof. Such Holder shall also provide the Company with an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer of this Warrant or disposition of shares received upon exercise hereof may be effected without registration or qualification (under any Federal or State law) and without causing the loss of the applicable securities law registration exemption(s) relied upon by the Company when it issued this Warrant. Upon receipt of such written notice and opinion by the Company, such Holder shall be entitled to transfer this Warrant, or to exercise this Warrant in accordance with its terms and dispose of the shares received upon such exercise or to dispose of shares of Common Stock received upon the previous exercise of this Warrant, all in accordance with the terms of the notice delivered by such Holder to the Company, provided that an appropriate legend respecting the aforesaid restrictions on transfer and disposition shall be endorsed on this Warrant or the certificates for such shares.

     9. Subject to the provisions of Section 8 hereof, this Warrant and all rights hereunder are transferable, in whole or in part, without charge to the Holder hereof, at the principal office of the Company by the Holder hereof in person or by its duly authorized attorney, upon surrender of this Warrant properly endorsed and this Warrant is exchangeable, upon the surrender hereof by the Holder hereof at the office of the Company, for new Warrants of like tenor representing in the aggregate the right to subscribe for and purchase the number of shares which may be subscribed for and purchased hereunder, each of such new Warrants to represent the rights to subscribe for and purchase such number of shares as shall be designated by said Holder hereof at the time of such surrender. Each taker and Holder of this Warrant, by taking or holding the same, consents and agrees that the bearer of this Warrant, when endorsed, may be treated by the Company and all other persons dealing with this Warrant as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented by this Warrant, or to transfer hereof on the books of the Company, any notice to the contrary notwithstanding; but until such transfer on such books, the Company may treat the registered Holder hereof as the owner for all purposes.



     10. (a) Upon receipt of notice (the "Registration Request Notice") requesting registration under the Securities Act of Underlying Shares (defined below) from the holders of Notes and Warrants representing more than fifty percent (50%) of the aggregate Underlying Shares, on only one occasion, at any time commencing on the date hereof and terminating two years thereafter, the Company will offer to Holder the opportunity to include its Underlying Shares in such registration. The Company will use its reasonable best efforts to file with the Commission as promptly as practicable, a registration statement (the "Demand Registration Statement"), and will use its reasonable best efforts to have the Demand Registration Statement declared effective and remain effective until the earliest of (i) two years after the date it is declared effective, (ii) the date all the Underlying Shares registered thereby have been sold, or, (iii) in the reasonable opinion of the Company's counsel, the Underlying Shares may be sold publicly without registration. The Company will also use its reasonable best efforts to qualify the Underlying Shares under the securities laws of the state where Holder resides provided the Company is not required to execute a general consent to service or to qualify to do business in such state. This offer to Holder shall be made within twenty (20) days after the Company receives the Registration Request Notice. If Holder elects to include its Underlying Shares in the Demand Registration Statement, it will, in a timely fashion, provide the Company and its counsel with such information and execute such documents as the Company's counsel may reasonably require to prepare and process the Demand Registration Statement, it shall have no further rights to registration of its Underlying Shares under this Section 9(a). In the event that the Company has filed a registration statement with the Commission relating to its securities within ninety (90) days prior to its receipt of the Registration Request Notice, which registration statement has not been declared effective, Holder agrees that the Company can thereafter delay the filing of the Demand Registration Statement for a period not to exceed ninety (90) days. Anything to the contrary notwithstanding, in no event shall the Company be required to file a Demand Registration Statement with the Commission prior to one hundred and eighty (180) days after the date hereof. As used in this Section 10, "Underlying Shares" means (i) shares of Common Stock issuable upon conversion of the Notes and (ii) the Warrant Shares.

     (b) If at any time after the date hereof, the Company proposes to file a registration statement under the Act with respect to any of its securities

(except one relating to employee benefit plans or a merger, acquisition or similar transaction), it shall give written notice of its intention to effect such filing to the Holder at least 30 days prior to filing such registration statement (the "Piggyback Registration Statement"). If the Underlying Shares have not been previously registered and the Holder desires to include its Underlying Shares in the Piggyback Registration Statement, it shall notify the Company in writing within 15 days after receipt of such notice from the Company, in which event the Company shall include the Holder's Underlying Shares in the Piggyback Registration Statement. If the Holder elects to include its Underlying Shares in the Piggyback Registration Statement as set forth herein, it shall, in a timely fashion, provide the Company and its counsel with such information and execute such documents as its counsel may reasonably require to prepare and process the Piggyback Registration Statement.

     (c) The Company will provide the Holder with a copy of the Demand Registration Statement or Piggyback Registration Statement, as the case may be, and any amendments thereto, and copies of the final prospectus included therein in such quantities as may reasonably be required to permit the Holder to sell its Underlying Shares after the Demand Registration Statement or Piggyback Registration Statement is declared effective by the Commission.



     (d) The Company will bear all expenses (except underwriting discounts and commission, if any, and the legal fees and expenses, if any, of counsel to the Holder) necessary and incidental to the performance of its obligations under this Section 10.

     (e) The Company and the Holder, if the Holder's Underlying Shares are included in a Demand Registration Statement or Piggyback Registration Statement pursuant to this Section 10, shall provide customary and appropriate cross indemnities to each other covering the information supplied by the indemnifying party for inclusion in such Demand Registration Statement or Piggyback Registration Statement.

     (f) Anything to the contrary notwithstanding, the Holder agrees that as a condition for the Company registering the Underlying Shares, in the event that the Piggyback Registration Statement in which the Underlying Shares are included relates to an offering to be effected through or with the assistance of an underwriter, the Holder will consent to restrict the sale of the Underlying Shares or reduce (on a pro rata basis with shares of Common Stock issued to any other stockholders of the Company prior to or after the date hereof, and that, as of the time of determination, have presently exercisable registration rights and are requested by such stockholders to be included in such Piggyback Registration Statement) the number of Underlying Shares that may be included in such registration in accordance with the requirements of such underwriter.

     (g) Anything to the contrary notwithstanding, the Company shall not be required to register any Underlying Shares or provide notices under this Section 10 to a Holder whose Underlying Shares are either (i) are covered by a then currently effective registration statement or (ii) in the reasonable opinion of the Company's counsel, may be sold pursuant to the exemption from registration provided by Section (k) of Rule 144 promulgated under the Act.

     11. Any notices required or permitted to be given under the terms of this Warrant shall be sent by certified or registered mail (with return receipt requested) or delivered personally or by courier (including a nationally recognized overnight delivery service) or by facsimile transmission. Any notice so given shall be deemed effective three days after being deposited in the U.S. Mail, or upon receipt if delivered personally or by courier or facsimile transmission, in each case addressed to a party at the following address or such other address as each such party furnishes to the other in accordance with this
Section 11:

                  If to the Company:  EDT Learning, Inc.
                                      2999 North 44th Street
                                      Suite 650
                                      Phoenix, AZ  85018
                                      Telephone:  (602) 952-1200
                                      Facsimile:  (602) 952-0544
                                      Attention:  President

                   If to the Holder:  Frost National Bank,
                                      Attn:  Henri Domingues T-8
                                      100 W. Houston St.
                                      San Antonio, TX  78205

                                              Or

                                      Frost National Bank
                                      Attn:  Henri Domingues T-8
                                      P.O. Box 2950
                                      San Antonio, TX  78299-2950

                          Copies to:  Renaissance Capital Group, Inc.
                                      Lynne Marie True
                                      8080 N. Central Expressway
                                      Suite 210, LB-59
                                      Dallas, TX  75206
                                      Telephone:  (214) 891-8294

                                      Sinclair Henderson, Ltd.
                                      Attn:  Liz Batson
                                      23 Cathedral Yard
                                      Exeter EX11HB

     12. (a) No failure or delay of the Holder in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Holder are cumulative and not exclusive of any rights or remedies which it would otherwise have. The provisions of this Warrant may be amended, modified or waived with (and only with) the written consent of the Company and the Holder.

     (b) Any such amendment,  modification  or waiver effected  pursuant to this
Section 12 shall be binding upon the Holder of the Warrant and Common Stock issuable upon exercise, upon each future holder thereof and upon the Company. In the event of any such amendment, modification or waiver the Company shall give prompt notice thereof to the Holder and, if appropriate, notation thereof shall be made on any Warrant thereafter surrendered for registration of transfer or exchange. No notice or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances.

     13. All representations, warranties and covenants made by the Company herein or in any certificate or other instrument delivered by or on behalf of it in connection with the Warrant shall be considered to have been relied upon by the Holder and shall survive the issuance and delivery of the Warrant, regardless of any investigation made by the Holder, and shall continue in full force and effect so long as any Warrant is outstanding. All statements in any such certificate or other instrument shall constitute representations and warranties hereunder.

     14. All covenants, stipulations, promises and agreements contained in this Warrant by or on behalf of the Company shall bind its successors and assigns, whether so expressed or not.

     15. In case any one or more of the provisions contained in this Warrant shall be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

     16. This Warrant shall be governed by and construed in accordance with the substantive laws (but not the rules governing conflicts of laws) of the State of Delaware.

                           [Intentionally left blank.]

     IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its duly authorized officer and this Warrant to be dated as of March 29, 2002.

                                      EDT LEARNING, INC.



                                      By _______/S/____________________
                                         James M. Powers, Jr.
                                         President and Chief Executive Officer



The Frost National Bank FBO, Renaissance US Growth & Income Trust PLC, Trust No. W00740100 - 500,000

                               FORM OF ASSIGNMENT
                       (To Be Signed Only Upon Assignment)


     FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ___________________________ all of the rights of the undersigned under this Warrant, with respect to the number of shares set forth below, and appoints ___________________________ to transfer this Warrant on the books of EDT Learning, Inc. with the full power of substitution in the premises.

Name of Assignee                  Address                       Number of Shares








Dated:  ______________________________

In the presence of:


-------------------------------------       ------------------------------------

               (Signature must conform in all respects to the name
                 of the holder as specified on the face of this
              Warrant without alteration, enlargement or any change
               whatsoever, and the signature must be guaranteed in
                               the usual manner.)

                                SUBSCRIPTION FORM


              To be Executed by the Holder of this Warrant if such
                Holder Desires to Exercise this Warrant in Whole
                                   or in Part:


To:  EDT Learning, Inc. (the "Company")


     The undersigned __________________________________________________________

     Please insert Social Security or other
     identifying number of Subscriber: ________________________________________

hereby irrevocably elects to exercise the right of purchase represented by this Warrant for, and to purchase thereunder, ____________ shares of the Common Stock provided for therein and tenders payment herewith to the order of the Company in the amount of $____________, such payment being made as provided on the face of this Warrant.

     Please issue a new Warrant for the unexercised portion of the attached Warrant in the name of the undersigned or in such other name as is specified below.

     The undersigned requests that certificates for such shares of Common Stock be issued as follows:

Name: _________________________________________

Address:  _____________________________________

Deliver to:  __________________________________

Address: ______________________________________

Dated: _______________________       Signature _________________________________

               Note: The signature on this Subscription Form must
              correspond with the name as written upon the face of this Warrant in every particular, without alteration or enlargement or any change whatever.

                                                                       EXHIBIT 6

THIS CONVERTIBLE REDEEMABLE SUBORDINATED NOTE (AND THE SHARES OF COMMON STOCK OF MAKER ACQUIRABLE UPON CONVERSION) HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES ACT. THIS CONVERTIBLE REDEEMABLE SUBORDINATED NOTE (AND THE SHARES OF COMMON STOCK OF MAKER ACQUIRABLE UPON CONVERSION) MUST BE HELD INDEFINITELY AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS MAKER RECEIVES AN OPINION OF COUNSEL, OR OTHER EVIDENCE, REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACTS.

THE TRANSFER OF THIS CONVERTIBLE REDEEMABLE SUBORDINATED NOTE (AND THE SHARES OF COMMON STOCK OF MAKER ACQUIRABLE UPON CONVERSION) IS SUBJECT TO RESTRICTIONS AS PROVIDED IN THIS CONVERTIBLE REDEEMABLE SUBORDINATED NOTE.


                    CONVERTIBLE REDEEMABLE SUBORDINATED NOTE

$500,000                                                          March 29, 2002

     FOR VALUE RECEIVED, the undersigned, EDT Learning, Inc., a Delaware corporation ("Maker"), hereby promises to pay to the order of the HSBC Global Custody Nominee (U.K.) Limited, Designation No. 896414 ("Payee"), at HSBC Global Custody Nominee (U.K.) Limited, Designation No. 896414, Marine House, Pepys Street London, England EC3N 4DA, or such other place as Payee may from time to time direct Maker in writing, the principal sum of Five Hundred Thousand and 00/100 Dollars ($500,000), together with interest thereon which shall accrue at the rate of twelve percent (12.0%) per annum. Accrued interest shall be due and payable at the end of each calendar quarter following the date of this Convertible Redeemable Subordinated Note (the "Convertible Note") until the principal hereof is paid in full or converted into shares of the common stock of Maker, par value $0.001 per share ("Common Stock"), as herein provided. The principal, together with all accrued but unpaid interest hereon, shall mature and be due and payable on March 31, 2012. Except as otherwise set forth in
Section 8, Maker shall have no right to prepay this Convertible Note prior to the date that this Convertible Note matures as set forth above. All payments on this Convertible Note shall be due and payable in lawful currency of the United States of America.

     This Convertible Note is one of several Convertible Redeemable Subordinated Notes dated of even date herewith and issued by Maker (collectively, the "Convertible Notes") as part of an offering of 60 (subject to increase to 110) units (the "Units") that was conducted by Maker and Murphy & Durieu, the placement agent for the offering, on a best efforts basis. Each Unit consists of one (1) Convertible Note and one (1) Warrant exercisable for 50,000 shares of Common Stock (collectively, the "Warrants").


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



     1. Conversion. Payee or the then current holder of this Convertible Note may elect to convert this Convertible Note (in whole but not in part) at any time following the date that is sixty (60) days following the date of this Note and prior to maturity. The principal portion of this Convertible Note will convert into duly authorized, validly issued, fully paid and nonassessable shares of Common Stock (the "Underlying Shares"). The conversion price for such conversion shall be a price per share equal to $1.00, or, in case an adjustment in the conversion price has taken place pursuant to the provisions hereof, at the then applicable conversion price as so adjusted (such price as in effect from time to time being referred to herein as the "Conversion Price"). Upon conversion, Payee (or the then current holder of this Convertible Note) shall be obligated to deliver to Maker (i) this Convertible Note for cancellation and
(ii) written notice of the intent of Payee (or the then current holder of this Convertible Note) to convert this Note. Within fifteen (15) days after the giving of such notice, Maker shall issue the appropriate number of Underlying
Shares in accordance with the Conversion Price and deliver to Payee a certificate or certificates therefor, registered in its name, representing such Underlying Shares against delivery to Maker of this Convertible Note marked "paid in full." Payee shall represent in writing to Maker prior to the receipt of the Underlying Shares that such Underlying Shares will be acquired by it for investment only and not for resale or with a view to the distribution thereof, and shall agree that any certificates representing the Underlying Shares may bear a legend, conspicuously noting such restriction, as Maker shall deem reasonably necessary or desirable to enable it to comply with any applicable federal or state laws or regulations.

     Upon conversion of this Convertible Note, the holder hereof shall not be entitled to receive any unaccumulated or unaccrued interest, provided that such holder shall be entitled to receive (by cash payment only) any interest on such portion that accrued prior to such conversion and remained unpaid. In connection with the conversion of this Convertible Note, no fractions of shares of Common Stock shall be issued, but Maker shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fraction of a share multiplied by the Conversion Price.

     2. Antidilution Adjustments. The Conversion Price in effect an any time shall be subject to adjustment as follows:

          (a) In case Maker shall pay or make a dividend or other distribution on any class of capital stock of Maker in shares of Common Stock, the Conversion Price in effect at the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such dividend or other distribution shall be reduced by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination and the denominator of which shall be the sum of such number of shares and the total number of shares constituting such dividend or other distribution, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination.

          (b) In case Maker shall issue rights or warrants to all holders of its shares of Common Stock entitling them to subscribe for or purchase Common Stock at a price per share less than the Fair Value (as defined below) per share of the Common Stock on the date fixed for the determination of stockholders entitled to receive such rights or warrants, the Conversion Price in effect at the opening of business on the day following the date fixed for such determination shall be reduced to the amount determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination, plus the number of shares of Common Stock which the aggregate of the offering price of the total number of shares of Common Stock so offered for subscription or purchase would purchase if purchased at Fair Value, and the denominator of which shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination, plus the number of shares of Common Stock so offered for subscription or purchase, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination.

          (c) In case the outstanding shares of Common Stock shall be subdivided into a greater number of shares, the Conversion Price in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately reduced, and, conversely, in case the outstanding shares of Common Stock shall be combined into smaller number of shares, the Conversion Price in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately increased, such reduction or increase, as the case may be, to become effective immediately upon the opening of business on the day following the day upon which such subdivision or combination becomes effective.

          (d) In case Maker shall, by dividend or otherwise, distribute to all holders of shares of Common Stock evidences of indebtedness or assets (including securities, but excluding any rights or warrants referred to above, any dividend or distribution paid in cash out of the earned surplus of Maker and any dividend or distribution referred to above), the Conversion Price shall be adjusted so that the same shall equal the price determined by multiplying the Conversion Price in effect immediately prior to the close of business on the date fixed for the determination of stockholders entitled to receive such distribution by a fraction, the numerator of which shall be the Fair Value per share of the Common Stock on the date fixed for such determination less the Fair Value of the portion of the assets or evidences of indebtedness so distributed allocable to one share of Common Stock and the denominator of which shall be such Fair Value per share of the Common Stock on the date fixed for such determination, such adjustment to become effective immediately prior to the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such distribution.

          (e) In case the Common Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by


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


     capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or a stock dividend described above, or a consolidation, merger or sale of assets described below), then and in each such event the Payee (or the then current holder of this Convertible
     Note) shall have the right thereafter to convert this Convertible Note into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, by holders of the number of shares of Common Stock into which this Convertible Note might have been converted immediately prior to such reorganization, reclassification or change.

          (f) No adjustment in the Conversion Price shall be required unless such adjustment (plus any adjustments not previously made by reason of this paragraph (f)) would require an increase or decrease of at least 1% in such price; provided, however, that any adjustments which, by reason of this paragraph (f), are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2 shall be made to the nearest dollar.

          (g) Whenever the Conversion Price is adjusted as provided in this Convertible Note and upon the request of Payee (or the then current holder of this Convertible Note), Maker shall prepare an Officer's Certificate setting forth the adjusted Conversion Price and showing in reasonable detail the facts upon which such adjustment is based and the computation thereof, and such certificate shall promptly be forwarded to the Payee (or the then current holder of this Convertible Note).

          (h) Maker shall at all times reserve and keep available, free from preemptive rights, out of its authorized shares of Common Stock, for the purpose of effecting the conversion of the Convertible Notes, the full number of shares of Common Stock then issuable upon the conversion of all outstanding Convertible Notes and shall take all action necessary so that shares of Common Stock so issued will be validly issued, fully paid and nonassessable.

          (i) Maker will pay any and all stamp or similar taxes that may be payable in respect of the issuance or delivery of shares of Common Stock on conversion of this Convertible Note. Maker shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that of the Payee, and no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to Maker the amount of any such tax, or has established to the satisfaction of Maker that such tax has been paid.

          (j) Maker agrees that in case of any consolidation of Maker with, or merger of Maker into, any other corporation, or in case of any merger of another corporation into Maker (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock of Maker), or in case of any sale or transfer of all or substantially all of the assets of Maker, Maker shall require the corporation formed by such consolidation or resulting from such merger or which acquires such assets, as the case may be, to execute and deliver to the Payee (or the then current holder of this Convertible Note) an agreement providing that the Payee (or the then current holder of this Convertible Note) shall have the right thereafter to convert this Convertible Note into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock of Maker into which this Convertible Note might have been converted immediately prior to such consolidation, merger, sale or transfer. Such agreement shall provide for adjustments which, for events subsequent to the effective date of such consolidation, merger, sale or transfer, shall be as nearly equivalent as may be practicable to the adjustments provided for herein. The above provisions of this Convertible Note shall similarly apply to successive consolidations, mergers, sales or transfers.

          (k) "Fair Value" of the Common Stock shall be determined from time to time in good faith by the Board of Directors of Maker; provided, however, that if the Common Stock is then traded on the American Stock Exchange (or, if no longer traded on the American Stock Exchange, another national exchange or the NASDAQ Stock Market), then the Fair Value of the Common Stock shall be deemed to be equal to the average quoted closing price of the Common Stock over the five trading days prior to the date of determination. Any valuation made pursuant hereto will be binding upon Maker and all holders of Convertible Notes and their successors and assigns.

          (l) Except as otherwise explicitly set forth in this Section 2, there shall be no antidilution or other adjustments to the Conversion Price.

     3. Events of Default and Remedies. At the option of Payee (or the then current holder of this Convertible Note), the entire amount of the unpaid balance of this Convertible Note, shall immediately become due and payable upon the occurrence of one or more of the following events of default ("Events of Default"):

          (a) Failure of Maker to make any payment on this Convertible Note as and when the same becomes due and payable in accordance with the terms hereof, and such failure continues for a period of thirty (30) days after the receipt by Maker of written notice from Payee (or the then current holder of this Convertible Note) of the occurrence of such failure; or

          (b) Maker shall (i) voluntarily seek, consent to or acquiesce in the benefit or benefits of any Debtor Relief Law (as hereinafter defined) or
     (ii) become party to (or be made the subject of) any proceeding provided by any Debtor Relief Law, other than as a creditor or claimant, that could suspend or otherwise adversely affect the rights of Payee (or the then current holder of this Convertible Note) granted hereunder (unless in the event such proceeding is involuntary, the petition instituting the same is dismissed within 120 days of the filing of same). As used herein, the term

     "Debtor Relief Law" means the Bankruptcy Code of the United States of America and all other applicable liquidation, conservatorship, bankruptcy, moratorium, rearrangement, receivership, insolvency, reorganization or similar debtor relief laws from time to time in effect affecting the rights of creditors generally.

     In the event any one or more of the Events of Default specified above shall have occurred, the holder of this Convertible Note may proceed to protect and enforce its rights either by suit in equity or by action at law, or by other appropriate proceedings, whether for the specific performance of any covenant or agreement contained in this Convertible Note or in aid of the exercise of any power or right granted by this Convertible Note, or to enforce any other legal or equitable right of the holder of this Convertible Note.

     4. Successors and Assigns. All of the covenants, stipulations, promises and agreements in this Convertible Note made by or on behalf of Maker shall bind its successors and assigns, whether so expressed or not; provided, however, that Maker may not, without the prior written consent of Payee (or the then current holder of this Convertible Note), assign any of its rights, powers, duties or obligations under this Convertible Note.

     5. Maximum Interest. Regardless of any provision contained herein, Maker shall never be required to pay and the holder hereof shall never be entitled to receive, collect or apply as interest hereon, any amount in excess of the highest lawful interest rate permitted under applicable law, and in the event the holder hereof receives, collects or applies, as interest, any such excess, such amounts which would be excessive interest shall be deemed a partial prepayment of principal and treated hereunder as such for all purposes; and, if the principal hereof is paid in full, any remaining excess shall be refunded to Maker. In determining whether or not the interest paid or payable, under any specific contingency, exceeds the highest lawful interest rate, Maker and the holder hereof shall, to the maximum extent permitted under applicable law (a) characterize any nonprincipal payment as an expense, fee or premium rather than as interest, (b) exclude prepayments and the effects thereof, and (c) pro rate, allocate and spread the total amount of interest throughout the entire contemplated term hereof; provided that if the indebtedness evidenced hereby is paid and performed in full prior to the end of the full contemplated term hereof, and if the interest received for the actual period of existence thereof exceeds the highest lawful interest rate, the holder hereof shall either apply as principal reduction or refund to Maker the amount of such excess, and in such event, the holder hereof shall not be subject to any penalties provided by any laws for contracting for, charging or receiving interest in excess of the highest lawful interest rate.

     6. Restrictions on Transferability. By taking this Convertible Note, Payee acknowledges that (a) this Convertible Note (and the shares of Common Stock of Maker acquirable upon conversion) has been acquired for investment and has not been registered under the Securities Act of 1933, as amended (the "Securities Act") or any state securities act and (b) this Convertible Note (and the shares of Common Stock of Maker acquirable upon conversion) must be held indefinitely unless (i) subsequent disposition thereof is registered under the Securities Act and all applicable state securities laws or (ii) an exemption from such registration is available and Maker receives an opinion of counsel, or other evidence, reasonably satisfactory to Maker stating that such disposition is made in compliance with an exemption from such registration, and prospectus delivery requirements.

     7. Subordination. To the extent and in the manner hereinafter set forth in this Section 7, the indebtedness represented by this Convertible Note and any renewals or extensions thereof shall at all times be wholly subordinate and junior in right of payment to the prior payment in full of any and all Senior Indebtedness.

          (a) Senior Indebtedness. "Senior Indebtedness" means the principal of, premium, if any, and unpaid interest (including without limitation any interest accruing from and after the date of any filing made in respect of Maker or any of its Subsidiaries pursuant to Chapter 11 of Title 11 of the U.S. Code, whether or not a claim for such interest would be recognized or allowed in such proceeding) on the following, whether outstanding at the date hereof or thereafter incurred or created: (i) Indebtedness of Maker for money borrowed (including purchase-money obligations), evidenced by notes or other written obligations, (ii) Indebtedness of Maker evidenced by notes, debentures, bonds or other securities issued under the provisions of an indenture or similar instrument, (iii) obligations of Maker as lessee under capital leases and under leases of property made as part of any sale and leaseback transactions, (iv) any Hedging Transactions, (v) Indebtedness of others of any of the kinds described in the preceding clauses (i) through (iv) assumed or guaranteed by Maker and (vi) renewals, extensions and refundings of, and Indebtedness and obligations of a successor person issued in exchange for or in replacement of, Indebtedness or obligations of the kinds described in the preceding clauses (i) through (v); provided, however, that the following shall not constitute Senior Indebtedness: (A) any Indebtedness or obligation as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such Indebtedness or obligation is subordinate in right of payment to all other Indebtedness of Maker not expressly subordinated to such Indebtedness or obligation; (B) any Indebtedness or obligation which by its terms refers explicitly to the Convertible Notes and states that such Indebtedness or obligation shall not be senior in right of payment thereto; (C) any Indebtedness or obligation of Maker in respect of the Convertible Notes; (D) Indebtedness or other obligations of Maker to any stockholder, director, officer or employee of Maker or any of its Subsidiaries; and (E) Indebtedness guaranteed by Maker on behalf of any stockholder, director, officer or employee of Maker or any of its Subsidiaries.

          (b) Payment Over of Proceeds Upon Dissolution, Etc. In the event of any liquidation of Maker or of any execution, sale, receivership, insolvency, bankruptcy, readjustment, reorganization, marshaling of assets and liabilities, assignment for the benefit of creditors or other similar proceeding relative to Maker or its property (a "Creditors' Proceeding"), all principal and interest owing on all Senior Indebtedness shall first be paid in full before any payment is made upon the indebtedness evidenced by the Convertible Notes, and in any such event any payment or distribution of any kind or character, whether in cash, property or securities (other than


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


     in securities or other evidences of indebtedness, the payment of which is subordinated to the payment of all Senior Indebtedness that may at the time be outstanding) that shall be made upon or in respect of the Convertible Notes shall be paid over to the holders of such Senior Indebtedness, for application in payment thereof in accordance with the priorities then existing among such holders unless and until such Senior Indebtedness shall have been paid or satisfied in full.

          (c) No Payment When Senior Indebtedness in Default

               (i) Upon the failure to pay (beyond any applicable cure or grace periods) any installment of principal, premium, interest, fees or any other amounts owing on any Senior Indebtedness when the same becomes due and payable, including without limitation a declaration that such principal amount of Senior Indebtedness has been declared to be due and payable prior to its maturity (a "Payment Default"), no payment of principal, premium (if any), interest or other amounts owing shall be made on the Convertible Notes or on account of the purchase or other acquisition of Convertible Notes unless and until (i) such default shall have been cured or expressly waived or shall have ceased to exist or (ii) adequate provision has been made for the payment of such Senior Indebtedness in a manner satisfactory to the holders of at least 25% of the then outstanding amount of such Senior Indebtedness.

               (ii) Upon the occurrence of any default with respect to Senior Indebtedness (other than a Payment Default), which default would permit the holders of such Senior Indebtedness to cause such Senior Indebtedness to become due prior to its stated maturity (a "Nonpayment Default"), upon written notice thereof given to Maker and the holder of this Convertible Note by any holders of any Senior Indebtedness ("Payment Notice"), then, unless and until such Nonpayment Default shall have been cured or waived or shall cease to exist, no payment (other than in capital stock or evidences of Indebtedness, the payment of which is subordinated to the payment of all Senior Indebtedness, to the same extent as the Convertible Notes, that may at the time be outstanding) shall be made by Maker in respect of the Convertible Notes or to acquire any of the Convertible Notes; provided, however, that this paragraph (ii) shall not prevent the making of any payment
          (x) which is made 180 days or more after the Payment Notice shall have been given or (y) if earlier, after the date on which such Senior Indebtedness shall have been paid in full in cash or in any other manner acceptable to holders of such Senior Indebtedness or the date on which application of this paragraph (ii) has been cured or waived in writing by the holders of such Senior Indebtedness (or their representatives) in accordance with the terms of the document pursuant to which it was issued. Maker shall promptly deliver such Payment Notice to the holders of the Convertible Notes. Notwithstanding the foregoing, (A) not more than one Payment Notice shall be given within a period of 365 consecutive days, and (B) no Nonpayment Default which existed or was continuing on the date of any Payment Notice (whether or not such event of default is on the same issue or Senior
          Indebtedness) may be made the basis for the giving of a subsequent Payment Notice.

     (d) Payment Permitted if No Default. Except as provided in subsections (b) and (c) of this Section 7, nothing contained in this Convertible Note shall prevent Maker from making payments at any time of principal of (and premium, if any) or interest on the Convertible Notes.

     (e) No Waiver of Subordination Provisions. No right of any holder of any Senior Indebtedness to enforce subordination as herein provided shall at any time or in any way be affected or impaired by any failure to act on the part of Maker or the holders of Senior Indebtedness, or by any noncompliance by Maker with any of the terms, provisions and covenants of this Convertible Note, regardless of any knowledge thereof that any such holder of Senior Indebtedness may have or be otherwise charged with.

     Without in any way limiting the generality of the foregoing paragraph, the holders of Senior Indebtedness may, at any time and from time to time, without the consent of or notice to the holders of the Convertible Notes, without incurring responsibility to the holders of the Convertible Notes and without impairing or releasing the subordination provided in this Section 7 or the obligation hereunder of the holders of the Convertible Notes to the holders of Senior Indebtedness, do any one or more of the following:

          (i) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, Senior Indebtedness, or otherwise amend or supplement in any manner Senior Indebtedness or any instrument evidencing the same or any agreement under which Senior Indebtedness is outstanding;

          (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Senior Indebtedness;

          (iii) release any person liable in any manner for the collection of Senior Indebtedness; and

          (iv) exercise or refrain from exercising any rights against Maker and any other person.

     (f) Notice. Maker shall give prompt written notice to holders of the Convertible Notes of any fact known to Maker that would prohibit the making of any payment in respect of the Convertible Notes pursuant to this Section 7.

     (g) Reliance on Judicial Order or Certificate of Liquidating Agent. Upon any payment or distribution of assets of Maker referred to in this Section 7, the holders of the Convertible Notes shall be entitled to rely upon any order or decree entered by any court of competent jurisdiction in which such liquidation or Creditors' Proceeding is pending, or a certificate of the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee for the benefit of creditors, agent or other person making such payment or distribution, delivered to the holders of Convertible Notes, for the purpose of ascertaining the persons entitled to participate in such payment or distribution, the holders of the Senior Indebtedness and other Indebtedness of Maker, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Section 7.

     (h) Certain Conversions Deemed Payment. For the purposes of this Section 7 only, (i) the issuance and delivery of junior securities upon conversion of Convertible Notes shall not be deemed to constitute a payment or distribution on account of the principal of or premium or interest on Convertible Notes or on account of the purchase or other acquisition of Convertible Notes, and (ii) the payment, issuance or delivery of cash, property or securities (other than junior securities) upon conversion of a Convertible Note shall be deemed to constitute payment on account of the principal of such Convertible Note. For the purposes of this subsection 7(h), the term "junior securities" means (A) shares of any stock of any class of Maker and (B) securities of Maker that are subordinated in right of payment to all Senior Indebtedness that may be outstanding at the time of issuance or delivery of such securities to substantially the same extent as, or to a greater extent than, the Convertible Notes are so subordinated as provided in this Section 7. Nothing contained in this Section 7 or elsewhere in this Convertible Note is intended to or shall impair, as among Maker, its creditors other than holders of Senior Indebtedness and the holders of the Convertible Notes, the right, which is absolute and unconditional, of the holder of any Convertible Notes to convert such Convertible Note in accordance with
Section 1.

     (i) Holders of Convertible Notes to be Subrogated to Rights of Holders of Senior Indebtedness. Subject to the payment in full in cash, or in any other manner acceptable to holders of Senior Indebtedness (in their sole discretion), of all Senior Indebtedness, the holders of Convertible Notes shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of Maker applicable to the Senior Indebtedness until all amounts owing on the Convertible Notes shall be paid in full in cash, and for the purpose of such subrogation no such payments or distributions to the holders of Senior Indebtedness by or on behalf of Maker, or by or on behalf of the holders of the Convertible Notes by virtue of this Section 7, which otherwise would have been made to the holders of the Convertible Notes shall, as between Maker, its creditors other than the holders of Senior Indebtedness and the holders of the Convertible Notes, be deemed to be payment by Maker to or on account of the Senior Indebtedness, it being understood that the provisions of this Section 7 are, and are intended, solely for the purpose of defining the relative rights of the holders of the Convertible Notes, on the one hand, and the holders of Senior Indebtedness, on the other hand.

     As used in this Section 7:

     "GAAP" shall mean generally accepted accounting principles as in effect in the United States of America from time to time and applied consistently throughout the relevant periods.

     "Hedging Transaction" shall mean, with respect to any Person, (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements of such Person, (ii) currency swap agreements and currency cap agreements of such Person and (iii) other written agreements or arrangements principally designed to protect such Person against fluctuations in interest rates or currency values or the price of any commodity used in the business of such Person.

     "Indebtedness" means (without duplication), when used with reference to any
Person:

          (i) any obligation, contingent or otherwise, (A) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or (B) evidenced by bonds, notes, debentures or similar instruments or letters of credit or (C) representing the balance deferred and unpaid of the purchase price of any property, if and to the extent (but only to the extent) any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person and its Subsidiaries prepared on a consolidated basis in accordance with GAAP, and

          (ii) shall also include, regardless of whether such items would appear upon a balance sheet, (A) the principal component of any Capitalized Lease Obligations of such Person, (B) obligations secured by a Lien to which any property or asset, including leasehold interests and any other tangible or intangible property rights, owned by such Person is subject, whether or not the obligations secured thereby shall have been assumed by such Person (provided, however, that, if the obligations have not been assumed by such Person such obligations shall be deemed to be in an amount equal to the lesser of (1) the fair market value (as determined in good faith by the Board of Directors of Maker and as evidenced by a board resolution) of the property or properties to which the Lien relates or (2) the amount of the Indebtedness secured by such Lien) by such Person or shall otherwise be such Person's legal liability, (C) reimbursement obligations and all other liabilities (contingent or otherwise) of such Person in respect of letters of credit and letter of credit guarantees, (D) any obligation of such Person in respect of Hedging Transactions, and (E) guarantees by such Person of items which would be included within this definition, to the extent of such guarantees.

     "Lien" shall mean any mortgage, pledge, lien, encumbrance or security interest of any kind (including, without limitation, any conditional sale or other title retention agreement), any lease in the nature thereof, any option or other agreement to sell and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction, but shall not include any restriction on transfer imposed under federal or state securities laws.

     "Person" or "person" shall mean any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof.

     "Subsidiary" shall mean, with respect to any Person: (i) a corporation in which such Person or one or more Subsidiaries of such Person own in the aggregate voting securities representing in excess of 50% of the total number of votes that could be cast in the election of directors of such corporation by the holders of all then outstanding voting securities of such corporation and (ii) any other Person (other than a corporation) of which such Person, one or more Subsidiaries of such Person, or such Person and one or more Subsidiaries of such Person directly or indirectly, has (X) at least a majority ownership interest or
(Y) the power to elect or direct the election of at least a majority of the directors or other governing body.

     8. Redemption. This Convertible Note may be redeemed in whole, but not in part, at the election of Maker for the principal amount of this Convertible Note plus accrued but unpaid interest at any time after such time as the closing price of the Common Stock (as quoted on the American Stock Exchange, the NASDAQ Stock Market, or such other national exchange, if any, on which the Common Stock is then quoted) has equaled or exceeded an amount equal to the product of (i) three, multiplied by (ii) the amount of the Conversion Price then in effect, for a period of twenty (20) consecutive trading days. Maker shall provide Payee with written notice (the "Redemption Notice") at least thirty (30) days prior to the date this Convertible Note shall be redeemed (such date of redemption, the "Redemption Date") of its intent to redeem this Convertible Note. The Redemption Notice shall specify the Redemption Date, the principal amount of this Convertible Note and the amount of accrued but unpaid interest that will be outstanding as of the Redemption Date. Nothing contained herein shall be construed to prevent Payee from converting this Convertible Note subsequent to Payee's receipt of the Redemption Notice but prior to the Redemption Date. Upon redemption, Payee (or the then current holder of this Convertible Note) shall be obligated to deliver this Convertible Note to Maker for cancellation and Maker shall be obligated to deliver to Payee (or the then current holder of this Convertible Note) a cashier's check in an amount equal to the principal amount of this Convertible Note plus accrued but unpaid interest.

     9. Payee's Registration Rights.

     (a) Upon receipt of notice (the "Registration Request Notice") requesting registration under the Securities Act of Underlying Shares from the holders of Notes and Warrants representing more than fifty percent (50%) of the aggregate Underlying Shares, on only one occasion, at any time commencing on the date hereof and terminating two years thereafter, Maker will offer to Payee the opportunity to include its Underlying Shares in such registration. Maker will use its reasonable best efforts to file with the Securities and Exchange Commission (the "Commission") as promptly as practicable, a registration statement (the "Demand Registration Statement"), and will use its reasonable best efforts to have the Demand Registration Statement declared effective and remain effective until the earliest of (i) two years after the date it is declared effective, (ii) the date all the Underlying Shares registered thereby have been sold, or, (iii) in the reasonable opinion of the Maker's counsel, the Underlying Shares may be sold publicly without registration. Maker will also use its reasonable best efforts to qualify the Underlying Shares under the securities laws of the state where Payee resides provided Maker is not required to execute a general consent to service or to qualify to do business in such state. This offer to Payee shall be made within twenty (20) days after Maker receives the Registration Request Notice. If Payee elects to include its Underlying Shares in the Demand Registration Statement, it will, in a timely fashion, provide Maker and its counsel with such information and execute such documents as Maker's counsel may reasonably require to prepare and process the Demand Registration Statement, it shall have no further rights to registration of its Underlying Shares under this Section 9(a). In the event that Maker has filed a registration statement with the Commission relating to its securities within ninety (90) days prior to its receipt of the Registration Request Notice, which registration statement has not been declared effective, Payee agrees that Maker can thereafter delay the filing of the Demand Registration Statement for a period not to exceed ninety (90) days. Anything to the contrary notwithstanding, in no event shall Maker be required to file a Demand Registration Statement with the Commission prior to one hundred and eighty (180) days after the date hereof. As used in this Section 9 only, "Underlying Shares" shall be deemed include shares of Common Stock issuable both (i) upon conversion of the Notes and (ii) upon exercise of the Warrants.

     (b) If at any time after the date hereof, Maker proposes to file a registration statement under the Securities Act with respect to any of its securities (except one relating to stock option or employee benefit plans or a merger, acquisition or similar transaction), Maker shall give written notice of its intention to effect such filing to Payee at least thirty (30) days prior to filing such registration statement (the "Piggyback Registration Statement"). If the Payee's Underlying Shares have not been previously registered and Payee
desires  to  include  its  Underlying  Shares  in  the  Piggyback   Registration
Statement, it shall notify Maker in writing within fifteen (15) days after receipt of such notice from Maker, in which event Maker shall include Payee's Underlying Shares in the Piggyback Registration Statement. If Payee elects to include its Underlying Shares in the Piggyback Registration Statement as set forth herein, it shall, in a timely manner, provide Maker and its counsel with such information and execute such documents as its counsel may reasonably require to prepare and process the Piggyback Registration Statement. Anything to the contrary notwithstanding, in the event that the offering for which the Piggyback Registration Statement has been filed is to be effected through or with the assistance of an underwriter, Payee will consent to restrict the sale of its Underlying Shares or reduce the number of its Underlying Shares (on a pro rata basis with shares of Common Stock issued to any other stockholders of Maker prior to or after the date hereof, and that, as of the time of determination, have presently exercisable registration rights and are requested by such stockholders to be included in such Piggyback Registration Statement) that may be included in such Piggyback Registration Statement in accordance with the requirements of such underwriter.

     (c) Maker will provide Payee with a copy of the Demand Registration Statement or the Piggyback Registration Statement, as the case may be, and any amendments thereto, and copies of the final prospectus included therein in such quantities as may reasonably be required to permit Payee to sell its Underlying Shares after the Demand Registration Statement or the Piggyback Registration Statement is declared effective by the Commission.

     (d) Maker will bear all expenses (except underwriting discounts and commission, if any, and the legal fees and expenses, if any, of counsel to Payee) necessary and incidental to the performance of its obligations under this Section.

     (e) Maker and Payee, if Payee's Underlying Shares are included in a Demand Registration Statement or Piggyback Registration Statement pursuant to this Section, shall provide customary and appropriate cross indemnities to each other covering the information supplied by the indemnifying party for inclusion in the Demand Registration Statement or Piggyback Registration Statement.

     (f) Anything to the contrary notwithstanding, Maker shall not be required to register any Underlying Shares or provide notices under this Section 9 to a Payee whose Underlying Shares are either (i) are covered by a then currently effective registration statement or (ii) in the reasonable opinion of Maker's counsel, may be sold pursuant to the exemption from registration provided by Section (k) of Rule 144 promulgated under the Act.

     10. Representations and Warranties of Maker. Maker represents and warrants that, as of the date of this Convertible Note, it: (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power to carry on its business as now conducted and to own its properties and assets it now owns; (ii) is duly qualified or licensed to do business as a foreign corporation in good standing in the jurisdictions in which ownership of property or the conduct of its business requires such qualification except jurisdictions in which the failure to qualify to do business will have no material adverse effect on its business or financial condition; (iii) has full power and authority to execute and deliver this Convertible Note, and that the execution and delivery of this Convertible Note will not result in the breach of or default under, with or without the giving of notice and/or the passage of time, any other agreement, arrangement or indenture to which it is a party or by which it may be bound, or the violation of any law, statute, rule, decree, judgment or regulation binding upon it; and (iv) has taken and will take all acts required, including but not limited to authorizing the signatory hereof on its behalf to execute this Convertible Note, so that upon the execution and delivery of this Convertible Note, it shall constitute the valid and legally binding obligation of Maker enforceable in accordance with the terms thereof.

     11. Limitation of Liability. A director, officer, employee or stockholder, as such, of Maker shall not have any liability for any obligations of Maker under this Convertible Note or for any claim based on, in respect or by reason of such obligations or their creation. Payee, by accepting this Convertible Note, waives and releases all such liability. The waiver and release are part of their consideration for the issuance of this Convertible Note.

     12. Governing Law; Venue. This Convertible Note shall be governed by and construed in accordance with the substantive laws (but not the rules governing conflicts of laws) of the State of Delaware.

     13. Notice. Any notices required or permitted to be given under the terms of this Convertible Note shall be sent by certified or registered mail (with return receipt requested) or delivered personally or by courier (including a nationally recognized overnight delivery service) or by facsimile transmission. Any notice so given shall be deemed effective three days after being deposited in the U.S. Mail, or upon receipt if delivered personally or by courier or facsimile transmission, in each case addressed to a party at the following address or such other address as each such party furnishes to the other in accordance with this Section 13:

                  If to the Company:  EDT Learning, Inc.
                                      2999 North 44th Street
                                      Suite 650
                                      Phoenix, AZ  85018
                                      Telephone:  (602) 952-1200
                                      Facsimile:  (602) 952-0544
                                      Attention:  President

                    If to the Payee:  HSBC Global Custody Nominee (U.K.) Limited
                                      Designation No. 896414
                                      Marine House
                                      Pepys Street
                                      London EC3N 4DA

                          Copies to:  Renaissance Capital Group, Inc.
                                      Attn:  Lynne Marie True
                                      8080 N. Central Expressway
                                      Suite 210 LB-59
                                      Dallas, TX  75026
                                      Telephone:  (214) 891-8294

                                      Sinclair Henderson Limited
                                      Attn:  Liz Batson
                                      23 Cathedral Yard
                                      Exeter
                                      EX11HB

     14. Severability. In case any one or more of the provisions contained in this Convertible Note shall for any reason be held to be invalid, illegal and unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

     15. Loss, Theft, Destruction, or Mutilation. Upon receipt by Maker of evidence reasonably satisfactory to it of loss, theft, destruction or mutilation of this Convertible Note (and upon surrender of this Convertible Note if mutilated), and upon reimbursement of Maker's reasonable incidental expenses and in the case of loss, theft or destruction, indemnity and/or security as Maker shall, at its option, request, Maker shall make and deliver or caused to be made and delivered to Payee a new Convertible Note of like date and tenor in lieu of this Convertible Note.

     16. Modification of convertible Note or Waiver of Terms Thereof Relating to Payee. No modification or waiver of any of the provisions of this Convertible Note shall be effective unless in writing and signed by Payee and then only to the extent set forth in such writing, or shall any such modification or waiver be applicable except in the specific instance for which it is given. This Convertible Note may not be discharged orally but only in writing duly executed by Payee.

     EXECUTED as of the date set forth above.

                                      MAKER:

                                      EDT LEARNING, INC.



                                      By:  ___________/S/_____________
                                           James M. Powers, Jr., its President
                                           and Chief Executive Officer

HSBC Global Custody Nominee (U.K.) Limited, Designation No. 896414
$500,000

                                                                       EXHIBIT 7
                             RESTRICTION ON TRANSFER

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. THIS WARRANT MAY NOT BE TRANSFERRED, AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT CANNOT BE SOLD OR TRANSFERRED, WITHOUT (I) THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER MAY BE LAWFULLY MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ALL APPLICABLE STATE SECURITIES LAWS OR (II) SUCH REGISTRATION.


                                     WARRANT
                                  (Redeemable)

                  To Subscribe for and Purchase Common Stock of

                               EDT Learning, Inc.


     THIS CERTIFIES THAT, for value received, HSBC Global Custody Nominee (U.K.) Limited, Designation No. 896414, or its registered assigns (the "Holder"), is entitled to subscribe for and purchase from EDT Learning, Inc., a Delaware corporation (the "Company"), at the exercise price of Three Dollars ($3.00) per share (the "Exercise Price") at any time from and after the date hereof to and including the third anniversary of the date of this Warrant (this "Warrant"), 50,000 shares of the Company's common stock, par value $0.001 per share ("Common Stock"). The Exercise Price shall be subject to adjustment as provided in
Section 5 hereof.

     This Warrant is one of several Warrants dated of even date herewith and issued by the Company (collectively, the "Warrants") as part of an offering of 60 (subject to increase to 110) units (the "Units") that was conducted by the Company and Murphy & Durieu, the placement agent for the offering, on a best efforts basis. Each Unit consists of one (1) Warrant exercisable for 50,000 shares of Common Stock and one (1) Convertible Redeemable Subordinated Note (collectively, the "Notes").

     This Warrant is subject to the following provisions, terms and conditions:

     1. (a) The rights represented by this Warrant may be exercised by the Holder hereof, in whole or in part, by written notice of exercise delivered to the Company and by the surrender of this Warrant (properly endorsed if required) at the principal office of the Company at 2999 North 44th Street, Suite 650, Phoenix, Arizona 85018 (or such other location as the Company may designate by notice in writing to the Holder hereof) and upon payment to it by certified check of the Exercise Price for the shares of Common Stock to be issued upon exercise (the "Warrant Shares"). The Company shall not be required to issue fractions of shares of Common Stock upon exercise of this Warrant. If any fraction of a share would, but for this Section, be issuable upon any exercise of this Warrant, and if the Company shall have elected not to issue such fraction of a share, in lieu of such fractional share the Company shall pay to the Holder, in cash, an amount equal to such fraction of the fair market value per share of outstanding Common Stock of the Company on the Business Day immediately prior to the date of such exercise (the fair market value for such purpose shall be the closing price of the Common Stock on the principal stock exchange on which the Common Stock is then traded or the principal quotation system in which bid and ask prices for the Common Stock are then maintained). The Company agrees that the shares so purchased shall be and are deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment tendered for such shares as aforesaid. Subject to the provisions of the next succeeding paragraph, certificates for the shares of stock so purchased (bearing an appropriate legend to indicate that the shares have not been registered under securities laws) shall be delivered to the Holder hereof within a reasonable time, not exceeding 10 days, after the rights represented by this Warrant shall have been so exercised, and, unless this Warrant has expired, a new Warrant reflecting the shares, if any, as to which this Warrant shall not then have been exercised shall also be delivered to the Holder hereof within such time.

     (b) This Warrant may be redeemed in whole, but not in part, at the election of the Company for the price of $0.001 per share of Common Stock for which this Warrant is exercisable at any time after such time as the closing price of the Common Stock (as quoted on the American Stock Exchange, the NASDAQ Stock Market, or such other national exchange, if any, on which the Common Stock is then quoted) has equaled or exceeded $5.50 per share for a period of twenty (20) consecutive trading days. The Company shall provide Holder with written notice (the "Redemption Notice") at least thirty (30) days prior to the date this Warrant shall be redeemed (such date of redemption, the "Redemption Date") of its intent to redeem this Warrant. The Redemption Notice shall specify the Redemption Date. Nothing contained herein shall be construed to prevent Holder from exercising this Warrant subsequent to Holder's receipt of the Redemption Notice but prior to the Redemption Date. Upon redemption, Holder (or the then current holder of this Warrant) shall be obligated to deliver this Warrant to the Company for cancellation and the Company shall be obligated to deliver to Holder (or the then current holder of this Warrant) a check in an amount equal to the product of (i) $0.001 multiplied by (ii) the number of shares of Common Stock for which this Warrant is then exercisable.

     2. Notwithstanding the foregoing, however, the Company shall not be required to deliver any certificate for shares of stock upon exercise of this Warrant except in accordance with the provisions of this Agreement and the restrictive legend under the heading "Restriction on Transfer."

     3. The Holder acknowledges that this Warrant as well as the Warrant Shares for which this Warrant may be exercised, have not been and, except as otherwise provided herein, will not be registered under the Securities Act of 1933, as amended (the "Act"), or qualified under applicable state securities laws and that the transferability thereof is restricted by the registration provisions of the Act as well as such state laws. The Holder represents that it is acquiring the Warrant and will acquire the Warrant Shares for its own account, for investment purposes only and not with a view to resale or other distribution thereof, nor with the intention of selling, transferring or otherwise disposing of all or any part of such securities for any particular event or circumstance, except selling, transferring or disposing of them upon full compliance with all applicable provisions of the Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Rules and Regulations promulgated by the Securities and Exchange Commission (the "Commission") thereunder, and any applicable state securities laws. The Holder further understands and agrees that
(i) neither the Warrant nor the Warrant Shares may be sold unless they are subsequently registered under the Act and qualified under any applicable state securities laws or, in the opinion of the Company's counsel, an exemption from such registration and qualification is available; (ii) any routine sales of the Company's securities made in reliance upon Rule 144 promulgated by the Commission under the Act, can be effected only in the amounts set forth in and pursuant to the other terms and conditions, including applicable holding periods, of that Rule; and (iii) except as otherwise set forth herein, the Company is under no obligation to register the Warrant or the Warrant Shares on their behalf or to assist it in complying with any exemption from registration under the Act. The Holder agrees that each certificate representing any Warrant Shares for which this Warrant may be exercised will bear on its face a legend in substantially the following form:

                    These   securities  have  not  been  registered   under  the
                    Securities Act of 1933 or qualified under any state securities laws. They may not be sold, hypothecated or otherwise transferred in the absence of an effective registration statement under that Act or qualification under applicable state securities laws without an opinion acceptable to counsel to the Company that such registration and qualification are not required.

     4. The Company covenants and agrees that:

     (a) all shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be duly authorized and issued, fully paid and nonassessable and free from all preemptive rights of any stockholder, and from all taxes, liens and charges with respect to the issue thereof (other than transfer taxes);

     (b) during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized, and reserved for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant; and

     (c) during the period within which the rights represented by this Warrant may be exercised, the Company further will use reasonable best efforts to maintain the eligibility of the Common Stock for listing on the American Stock Exchange and quotation on the domestic over-the- counter market and use reasonable best efforts to keep the Common Stock so listed and quoted.

     5. (a) If the Company shall, after the date of issuance of this Warrant, subdivide its outstanding shares of Common Stock into a greater number of shares or consolidate its outstanding shares of Common Stock into a smaller number of shares (any such event being called a "Common Stock Reorganization"), then the Exercise Price shall be adjusted, effective at such time, to a number determined by multiplying the Exercise Price then in effect by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately before such Common Stock Reorganization and the denominator of which shall be the number of shares outstanding after giving effect to such Common Stock Reorganization.

     (b) If the Company shall after the date of issuance of this Warrant issue or distribute to all or substantially all holders of shares of Common Stock evidences of indebtedness, any other securities of the Company or any property or assets other than cash, and if such issuance or distribution does not constitute a Common Stock Reorganization (any such nonexcluded event being herein called a "Non-Cash Dividend"), the Exercise Price shall be adjusted (but not increased), effective immediately after the record date at which the holders of shares of Common Stock are determined for purposes of such Non-Cash Dividend, to a number determined by multiplying the Exercise Price immediately before such Non-Cash Dividend by a fraction, the numerator of which shall be the last sales price per share of outstanding Common Stock of the Company on such record date less the then fair market value, as determined in good faith by the Board of Directors of the Company, of the evidences of indebtedness, securities, cash, or property or other assets issued or distributed in such Non-Cash Dividend with respect to one share of Common Stock and the denominator of which shall be the last sales price per share of outstanding Common Stock on such record date.

     (c) If after the date of issuance of this Warrant there shall be any consolidation or merger to which the Company is a party, other than a consolidation or a merger in which the Company is a continuing corporation and which does not result in any reclassification of, or change (other than a Common Stock Reorganization or a change in par value) in, outstanding shares of Common Stock, or any sale or conveyance of the property of the Company as an entirety or substantially as an entirety (any such event being called a "Capital
Reorganization"), then, effective upon the effective date of such Capital Reorganization, the Holder shall have the right to purchase, upon exercise of this Warrant and in lieu of the shares of Common Stock immediately theretofore purchasable hereunder, the kind and amount of shares of stock and other securities and property (including cash) which the Holder would have owned or have been entitled to receive after such Capital Reorganization if this Warrant had been exercised immediately prior to such Capital Reorganization, assuming such holder (i) is not a person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or conveyance was made, as the case may be ("constituent person") and (ii) failed to exercise his rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon such Capital Reorganization (provided that if the kind or amount of securities, cash or other property receivable upon such Capital Reorganization is not the same for each share of Common Stock held immediately prior to such consolidation, merger, sale or conveyance by other than a constituent person or an affiliate thereof and in respect of which such rights of election shall not have been exercised ("non-electing share"), then for the purposes of this paragraph the kind and amount of shares of stock and other securities or other property (including cash) receivable upon such Capital Reorganization shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). As a condition to effecting any Capital Reorganization, the Company or the successor or surviving corporation, as the case may be, shall execute and deliver to the Holder an agreement as to the Holder's rights in accordance with this Section 5(c), providing for subsequent adjustments as nearly equivalent as may be practicable to the adjustments provided for in this Section 5. The provisions of this Section 5(c) shall similarly apply to successive Capital Reorganizations.



     (d) If after the date of the issuance of this Warrant the Company shall issue by reclassification of its shares of Common Stock other securities of the Company, then the number of shares of Common Stock purchasable upon exercise of the Warrant immediately prior to such issuance shall be adjusted so that the Holder upon exercise hereof shall be entitled to receive the kind and number of shares of Common Stock or other securities of the Company which it would have owned or have been entitled to receive after such issuance, had this Warrant been exercised immediately prior to such issuance or any record date with respect thereto. An adjustment made pursuant to this Section 5(d) shall become effective upon the date of the issuance retroactive to the record date with respect thereto, if any. Such adjustment shall be made successively whenever such an issuance is made.

     (e) (i) Any adjustments pursuant to this Section 5 shall be made successively whenever an event referred to herein shall occur.

          (ii) If the Company shall set a record date to determine the holders of shares of Common Stock for purposes of a Common Stock Reorganization, Non-Cash Dividend or Capital Reorganization, and shall legally abandon such action prior to effecting such action, then no adjustment shall be made pursuant to this Section 5 in respect of such action.

          (iii) No adjustment in the Exercise Price shall be made hereunder unless such adjustment decreases such price by one percent or more, but any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which together with any adjustments so carried forward shall serve to adjust such price by one percent or more.

          (iv) No adjustment in the Exercise Price shall be made hereunder if such adjustment would reduce the exercise price to an amount below par value of the Common Stock, which par value shall initially be $0.001 per share of Common Stock.

     (f) As a condition precedent to the taking of any action which would require an adjustment pursuant to this Section 5, the Company shall take any action which may be necessary, including obtaining regulatory approvals or exemptions, in order that the Company may thereafter validly and legally issue as fully paid and nonassessable all shares of Common Stock which the Holder is entitled to receive upon exercise thereof.

     (g) Promptly after an adjustment or readjustment pursuant to this Section 5 becomes determinable, the Company shall give notice to the Holder of any action which requires an adjustment or readjustment pursuant to this Section 5, describing such event in reasonable detail and specifying the record date or effective date, if determinable, the required adjustment and the computation thereof, if applicable. If the Holder fails to object to any such notice within 30 days of receipt of the Company's notice, the adjustment will be deemed accepted by the Holder.

     6. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company (the original Holder's indemnity being satisfactory indemnity in the event of loss, theft or destruction of any Warrant owned by such Holder), or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Company will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor and representing the right to purchase the same aggregate number of shares of Common Stock as provided for in such lost, stolen, destroyed or mutilated Warrant.

     7. The Holder shall not, as holder of this Warrant, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of this Warrant for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the Holder, as holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (including without limitation, a Capital Reorganization), or to receive notice of meetings, or to receive dividends or subscription rights, until the Holder shall have exercised this Warrant and been issued shares of Common Stock in accordance with the provisions hereof.

     8. The Holder of this Warrant, by acceptance hereof, agrees to give written notice to the Company before transferring this Warrant or transferring any Common Stock issuable or issued upon the exercise hereof of such Holder's intention to do so, describing briefly the manner of any proposed transfer of this Warrant or such Holder's intention as to the disposition to be made of shares of Common Stock issuable or issued upon the exercise hereof. Such Holder shall also provide the Company with an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer of this Warrant or disposition of shares received upon exercise hereof may be effected without registration or qualification (under any Federal or State law) and without causing the loss of the applicable securities law registration exemption(s) relied upon by the Company when it issued this Warrant. Upon receipt of such written notice and opinion by the Company, such Holder shall be entitled to transfer this Warrant, or to exercise this Warrant in accordance with its terms and dispose of the shares received upon such exercise or to dispose of shares of Common Stock received upon the previous exercise of this Warrant, all in accordance with the terms of the notice delivered by such Holder to the Company, provided that an appropriate legend respecting the aforesaid restrictions on transfer and disposition shall be endorsed on this Warrant or the certificates for such shares.

     9. Subject to the provisions of Section 8 hereof, this Warrant and all rights hereunder are transferable, in whole or in part, without charge to the Holder hereof, at the principal office of the Company by the Holder hereof in person or by its duly authorized attorney, upon surrender of this Warrant properly endorsed and this Warrant is exchangeable, upon the surrender hereof by the Holder hereof at the office of the Company, for new Warrants of like tenor representing in the aggregate the right to subscribe for and purchase the number of shares which may be subscribed for and purchased hereunder, each of such new Warrants to represent the rights to subscribe for and purchase such number of shares as shall be designated by said Holder hereof at the time of such surrender. Each taker and Holder of this Warrant, by taking or holding the same, consents and agrees that the bearer of this Warrant, when endorsed, may be treated by the Company and all other persons dealing with this Warrant as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented by this Warrant, or to transfer hereof on the books of the Company, any notice to the contrary notwithstanding; but until such transfer on such books, the Company may treat the registered Holder hereof as the owner for all purposes.

     10. (a) Upon receipt of notice (the "Registration Request Notice") requesting registration under the Securities Act of Underlying Shares (defined below) from the holders of Notes and Warrants representing more than fifty percent (50%) of the aggregate Underlying Shares, on only one occasion, at any time commencing on the date hereof and terminating two years thereafter, the Company will offer to Holder the opportunity to include its Underlying Shares in such registration. The Company will use its reasonable best efforts to file with the Commission as promptly as practicable, a registration statement (the "Demand Registration Statement"), and will use its reasonable best efforts to have the Demand Registration Statement declared effective and remain effective until the earliest of (i) two years after the date it is declared effective, (ii) the date all the Underlying Shares registered thereby have been sold, or, (iii) in the reasonable opinion of the Company's counsel, the Underlying Shares may be sold publicly without registration. The Company will also use its reasonable best efforts to qualify the Underlying Shares under the securities laws of the state where Holder resides provided the Company is not required to execute a general consent to service or to qualify to do business in such state. This offer to Holder shall be made within twenty (20) days after the Company receives the Registration Request Notice. If Holder elects to include its Underlying Shares in the Demand Registration Statement, it will, in a timely fashion, provide the Company and its counsel with such information and execute such documents as the Company's counsel may reasonably require to prepare and process the Demand Registration Statement, it shall have no further rights to registration of its Underlying Shares under this Section 9(a). In the event that the Company has filed a registration statement with the Commission relating to its securities within ninety (90) days prior to its receipt of the Registration Request Notice, which registration statement has not been declared effective, Holder agrees that the Company can thereafter delay the filing of the Demand Registration Statement for a period not to exceed ninety (90) days. Anything to the contrary notwithstanding, in no event shall the Company be required to file a Demand Registration Statement with the Commission prior to one hundred and eighty (180) days after the date hereof. As used in this Section 10, "Underlying Shares" means (i) shares of Common Stock issuable upon conversion of the Notes and (ii) the Warrant Shares.

     (b) If at any time after the date hereof, the Company proposes to file a registration statement under the Act with respect to any of its securities (except one relating to employee benefit plans or a merger, acquisition or similar transaction), it shall give written notice of its intention to effect such filing to the Holder at least 30 days prior to filing such registration statement (the "Piggyback Registration Statement"). If the Underlying Shares have not been previously registered and the Holder desires to include its Underlying Shares in the Piggyback Registration Statement, it shall notify the Company in writing within 15 days after receipt of such notice from the Company, in which event the Company shall include the Holder's Underlying Shares in the Piggyback Registration Statement. If the Holder elects to include its Underlying Shares in the Piggyback Registration Statement as set forth herein, it shall, in a timely fashion, provide the Company and its counsel with such information and execute such documents as its counsel may reasonably require to prepare and process the Piggyback Registration Statement.

     (c) The Company will provide the Holder with a copy of the Demand Registration Statement or Piggyback Registration Statement, as the case may be, and any amendments thereto, and copies of the final prospectus included therein in such quantities as may reasonably be required to permit the Holder to sell its Underlying Shares after the Demand Registration Statement or Piggyback Registration Statement is declared effective by the Commission.



     (d) The Company will bear all expenses (except underwriting discounts and commission, if any, and the legal fees and expenses, if any, of counsel to the Holder) necessary and incidental to the performance of its obligations under this Section 10.

     (e) The Company and the Holder, if the Holder's Underlying Shares are included in a Demand Registration Statement or Piggyback Registration Statement pursuant to this Section 10, shall provide customary and appropriate cross indemnities to each other covering the information supplied by the indemnifying party for inclusion in such Demand Registration Statement or Piggyback Registration Statement.

     (f) Anything to the contrary notwithstanding, the Holder agrees that as a condition for the Company registering the Underlying Shares, in the event that the Piggyback Registration Statement in which the Underlying Shares are included relates to an offering to be effected through or with the assistance of an underwriter, the Holder will consent to restrict the sale of the Underlying Shares or reduce (on a pro rata basis with shares of Common Stock issued to any other stockholders of the Company prior to or after the date hereof, and that, as of the time of determination, have presently exercisable registration rights and are requested by such stockholders to be included in such Piggyback Registration Statement) the number of Underlying Shares that may be included in such registration in accordance with the requirements of such underwriter.

     (g) Anything to the contrary notwithstanding, the Company shall not be required to register any Underlying Shares or provide notices under this Section 10 to a Holder whose Underlying Shares are either (i) are covered by a then currently effective registration statement or (ii) in the reasonable opinion of the Company's counsel, may be sold pursuant to the exemption from registration provided by Section (k) of Rule 144 promulgated under the Act.

     11. Any notices required or permitted to be given under the terms of this Warrant shall be sent by certified or registered mail (with return receipt requested) or delivered personally or by courier (including a nationally recognized overnight delivery service) or by facsimile transmission. Any notice so given shall be deemed effective three days after being deposited in the U.S. Mail, or upon receipt if delivered personally or by courier or facsimile transmission, in each case addressed to a party at the following address or such other address as each such party furnishes to the other in accordance with this
Section 11:

                  If to the Company:  EDT Learning, Inc.
                                      2999 North 44th Street
                                      Suite 650
                                      Phoenix, AZ  85018
                                      Telephone:  (602) 952-1200
                                      Facsimile:  (602) 952-0544
                                      Attention:  President

                    If to the Holder: HSBC Global Custody Nominee (U.K.) Limited
                                      Designation No. 896414
                                      Mariner House
                                      Pepys Street
                                      London EC3N 4DA

                           Copies to: Renaissance Capital Group, Inc.
                                      Lynne Marie True
                                      8080 N. Central Expressway
                                      Suite 210, LB-59
                                      Dallas, TX  75206
                                      Telephone:  (214) 891-8294

                                      Sinclair Henderson, Ltd.
                                      Attn:  Liz Batson
                                      23 Cathedral Yard
                                      Exeter EX11HB

     12. (a) No failure or delay of the Holder in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Holder are cumulative and not exclusive of any rights or remedies which it would otherwise have. The provisions of this Warrant may be amended, modified or waived with (and only with) the written consent of the Company and the Holder.

     (b) Any such amendment,  modification  or waiver effected  pursuant to this
Section 12 shall be binding upon the Holder of the Warrant and Common Stock issuable upon exercise, upon each future holder thereof and upon the Company. In the event of any such amendment, modification or waiver the Company shall give prompt notice thereof to the Holder and, if appropriate, notation thereof shall be made on any Warrant thereafter surrendered for registration of transfer or exchange. No notice or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances.

     13. All representations, warranties and covenants made by the Company herein or in any certificate or other instrument delivered by or on behalf of it in connection with the Warrant shall be considered to have been relied upon by the Holder and shall survive the issuance and delivery of the Warrant, regardless of any investigation made by the Holder, and shall continue in full force and effect so long as any Warrant is outstanding. All statements in any such certificate or other instrument shall constitute representations and warranties hereunder.

     14. All covenants, stipulations, promises and agreements contained in this Warrant by or on behalf of the Company shall bind its successors and assigns, whether so expressed or not.

     15. In case any one or more of the provisions contained in this Warrant shall be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

     16. This Warrant shall be governed by and construed in accordance with the substantive laws (but not the rules governing conflicts of laws) of the State of Delaware.

                           [Intentionally left blank.]

     IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its duly authorized officer and this Warrant to be dated as of March 29, 2002.

                                  EDT LEARNING, INC.



                                  By  _______/S/____________________
                                      James M. Powers, Jr.
                                      President and Chief Executive Officer



HSBC Global Custody Nominee (U.K.) Limited, Designation No. 896414 - 500,000

                               FORM OF ASSIGNMENT
                       (To Be Signed Only Upon Assignment)


     FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ___________________________ all of the rights of the undersigned under this Warrant, with respect to the number of shares set forth below, and appoints ___________________________ to transfer this Warrant on the books of EDT Learning, Inc. with the full power of substitution in the premises.

Name of Assignee                 Address                       Number of Shares








Dated:  ______________________________

In the presence of:


-------------------------------------       ------------------------------------

               (Signature must conform in all respects to the name
                 of the holder as specified on the face of this
              Warrant without alteration, enlargement or any change
               whatsoever, and the signature must be guaranteed in
                               the usual manner.)

                                SUBSCRIPTION FORM


              To be Executed by the Holder of this Warrant if such
                Holder Desires to Exercise this Warrant in Whole
                                   or in Part:


To:  EDT Learning, Inc. (the "Company")


     The undersigned __________________________________________________________

     Please insert Social Security or other
     identifying number of Subscriber: ________________________________________

hereby irrevocably elects to exercise the right of purchase represented by this Warrant for, and to purchase thereunder, ____________ shares of the Common Stock provided for therein and tenders payment herewith to the order of the Company in the amount of $____________, such payment being made as provided on the face of this Warrant.

     Please issue a new Warrant for the unexercised portion of the attached Warrant in the name of the undersigned or in such other name as is specified below.

     The undersigned requests that certificates for such shares of Common Stock be issued as follows:

Name: _________________________________________

Address:  _____________________________________

Deliver to:  __________________________________

Address: ______________________________________

Dated: _______________________      Signature _________________________________

               Note: The signature on this Subscription Form must
              correspond with the name as written upon the face of this Warrant in every particular, without alteration or enlargement or any change whatever.